                                                Filed Pursuant to Rule 424(b)(4)
                                                File No. 333-21957

PROSPECTUS
--------------------------------------------------------------------------------
                                     3,400,000 Shares

[QUAKER LOGO]                    QUAKER FABRIC CORPORATION

                                       Common Stock
--------------------------------------------------------------------------------

Of the 3,400,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby, 300,000 are being sold by Quaker Fabric Corporation ("Quaker" or the "Company") and 3,100,000 are being sold by certain selling stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

The Common Stock is included in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "QFAB." On March 18, 1997, the last reported sales price for the Common Stock on the Nasdaq National Market was $13.625 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" ON PAGES 8 THROUGH 11 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================================
                                               Underwriting                       Proceeds to
                                Price to       Discounts and     Proceeds to        Selling
                                 Public       Commissions(1)     Company(2)      Stockholders
------------------------------------------------------------------------------------------------
 Per Share..................     $13.50           $0.71           $12.79           $12.79
------------------------------------------------------------------------------------------------
 Total (3)..................  $45,900,000       $2,414,000       $3,837,000       $39,649,000
================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated offering expenses of $400,000 payable by the Company.

(3) One of the Selling Stockholders has granted the several Underwriters a 30-day over-allotment option to purchase up to 510,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $52,785,000, the total Underwriting Discounts and Commissions will be $2,776,100, the total Proceeds to Company will be $3,837,000 and the total Proceeds to Selling Stockholders will be $46,171,900. See "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the offices of Prudential Securities Incorporated, One New York Plaza, New York, New York, on or about March 24, 1997.

PRUDENTIAL SECURITIES INCORPORATED
                        THE ROBINSON-HUMPHREY COMPANY, INC.
                                             WHEAT FIRST BUTCHER SINGER

March 18, 1997

 [PHOTOGRAPHS OF FABRIC SAMPLES AND THE COMPANY'S DESIGN STAFF IN THE COMPANY'S DESIGN STUDIO AND THE PHRASE "MARKET LEADERSHIP -- COMMITMENT TO EXCELLENCE IN
                                    DESIGN"]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, the information in this Prospectus assumes that all outstanding options and the Underwriters' over-allotment option will not be exercised. References to financial or statistical data for a particular year refer to the Company's corresponding fiscal year, which is currently a 52 or 53-week period ending on the Saturday closest to January 1. (For example, "1995" means the fiscal year ended December 30, 1995 and "1996" means the fiscal year ended January 4, 1997.)

                                  THE COMPANY

     Quaker is a leading designer, manufacturer and worldwide marketer of woven upholstery fabrics for residential furniture and one of the largest producers of Jacquard upholstery fabrics in the world. The Company is also a leading developer and manufacturer of specialty yarns and management believes it is the world's largest producer of chenille yarns, which Quaker both sells and uses in the production of its fabrics. The Company's vertically integrated operations provide Quaker with important design, cost and delivery advantages. The Company's product line is one of the most comprehensive in the industry and Quaker is well known for its broad range of Jacquard fabrics, including its soft, velvet-like Jacquard chenilles. The Company's revenues have grown from $123.4 million in 1992 to $198.9 million in 1996, a compound annual growth rate ("CAGR") of 12.7%.

     Quaker has been producing upholstery fabric for over fifty years and is a full service supplier of Jacquard and plain woven upholstery fabric to the furniture market. Quaker's current product line consists of over 3,000 traditional, contemporary, transitional and country fabric patterns intended to meet the styling and design, color, texture, quality and pricing requirements of promotional through middle to higher-end furniture manufacturers, and the Company introduces approximately 700 new products to the market annually. Management believes that Jacquard fabrics, with their detailed designs, provide furniture manufacturers with more product differentiation opportunities than any other fabric construction on the market. In addition, technological advances in the speed and flexibility of the Jacquard loom have reduced the cost of producing Jacquard fabrics, enabling them to compete more effectively with prints, velvets, flocks, tufts and other plain woven products.

     The Company sells its upholstery fabrics to over 600 domestic furniture manufacturers, including virtually every significant domestic manufacturer of upholstered furniture, such as Furniture Brands International (Action by Lane, Broyhill and Thomasville), Klaussner, La-Z-Boy, Lifestyle Furnishings International (Berkline, Benchcraft and others), Rowe and Simmons. Quaker also distributes its fabrics internationally. In 1996, fabric sales outside the United States of $35.7 million represented approximately 20.2% of gross fabric sales. Quaker's October 1996 introduction of its Whitaker Collection, a branded line of a select group of the Company's better-end products, has resulted in incremental sales to a number of well known higher-end furniture manufacturers, including Baker, Bernhardt, Henredon and Sherrill. Management estimates that approximately 85% of the Company's fabric sales in recent years have been manufactured to customer order.

                                  THE INDUSTRY

     Total domestic upholstery fabric sales, exclusive of automotive applications, are estimated to be approximately $2.0 billion annually. Management estimates the size of the international fabric market to be at least twice that of the domestic market. Due to the capital intensive nature of the fabric manufacturing process and the importance of economies of scale in the industry, the domestic industry is concentrated, with the top 15 upholstery fabric manufacturers, including Quaker, accounting for over 80% of the total market. Most of the largest U.S. fabric producers have expanded their export sales, capitalizing on their size, distribution capabilities, technology advantages and broad product lines. Management believes that over the last several years furniture manufacturers have moved toward more highly styled Jacquard fabrics, at the expense of less distinctive fabrics, such as flocks, plaids, plains, prints, stripes, tufts and velvets. Within the Jacquard segment, price is a more important competitive factor in the promotional-end of the market than it is in the middle to better-end of the market, where fabric styling and design considerations typically play a more important role.

                                GROWTH STRATEGY

     Quaker's strategy to further its growth and financial performance objectives includes:

          Increasing Sales to the Middle to Better-End Segment. To capitalize on the consolidation trend in the furniture industry, the Company has positioned itself as a full service supplier of Jacquard and plain woven fabrics by increasing the breadth and depth of its product line. Sales of the Company's middle to better-end fabrics, which the Company first began emphasizing in the early 1990s, have increased from $66.3 million, or 56.3% of total fabric sales in 1992, to $121.7 million, or 69.0% of total fabric sales in 1996, a CAGR of 16.4%.

          Expanding International Sales. The Company has made worldwide distribution of its upholstery fabrics a key component of its growth strategy. Quaker has built an international sales and distribution network, dedicated significant corporate resources to the development of fabrics to meet the specific styling and design needs of its international customers, and put programs in place to simplify the purchase of product from Quaker. As a result, the Company's international sales have increased from $18.3 million in 1992 to $35.7 million in 1996, a CAGR of 18.2%.

          Capitalizing on the Growth of the Casual Furniture
     Segment. Based upon its leading position in the Jacquard market and its own internally produced chenille yarns, management believes Quaker is well positioned to benefit from the growth of the casual furniture segment, where soft, durable, distinctive fabrics, such as Quaker's Jacquard and other chenilles, are in increasing demand.

          Penetrating Related Fabric Markets. Management believes the superior styling and performance characteristics of the Company's fabrics provide opportunities to penetrate markets related to Quaker's core residential fabric business. The Company has specifically targeted the contract (office and institutional) and recreational vehicle markets, where management believes Quaker's Jacquard chenille fabrics will provide the Company with a clear product advantage. The Company has also targeted additional sales to the decorative jobber (distributors to the interior design trade) market, where management believes the Company's recently introduced Whitaker Collection will have broad appeal.

          Growing Specialty Yarn Sales. Quaker is a leading producer of specialty yarns and management believes it is the world's largest producer of chenille yarns. Sales of the Company's specialty yarns have increased from $7.8 million in 1992 to $26.8 million in 1996, a CAGR of 36.2%. In addition to the popularity of the Company's current line of specialty yarns, including its proprietary, abrasion-resistant Ankyra chenille yarns, Quaker regularly creates innovative new specialty yarns for use in the Company's fabrics and sale to the Company's growing list of yarn customers. Quaker intends to increase sales by targeting new markets and applications for its specialty yarns.

                             COMPETITIVE STRENGTHS

     Management believes that the following competitive strengths distinguish Quaker from its competitors and that these strengths serve as a solid foundation for the Company's growth strategy:

          Product Design and Development Capabilities. Management believes that Quaker's reputation for design excellence and product leadership is, and will continue to be, the Company's most important competitive strength.

          Focus on Jacquard Fabrics. Management believes the detailed, copyrighted designs of the Company's Jacquard fabrics have enabled it to compete primarily based on superior styling and design, contributing to Quaker's strong gross margin performance.

          Broad Product Offering. The breadth and depth of Quaker's product line enables the Company to be a full service supplier of Jacquard and plain woven fabrics to virtually every significant domestic manufacturer of upholstered furniture.

          Vertical Integration. Using Quaker's own specialty yarns in the production of its fabrics provides the Company with significant design, cost and delivery advantages.

          State-of-the-Art Manufacturing Equipment. Management believes the Company has one of the most modern, efficient and technologically advanced manufacturing bases in the industry.

     During the past five years, Quaker has invested more than $51 million in new manufacturing equipment to expand its yarn and fabric production capacity, increase productivity, improve product quality and produce the more complex fabrics associated with the Company's successful penetration of the middle to better-end segment of the upholstery fabric market. During 1997, Quaker plans to spend approximately $14.4 million, plus the estimated $3.4 million net proceeds to the Company from this offering, on additional manufacturing equipment to accelerate the growth of its specialty yarn business, respond to anticipated increases in demand for its fabric products, and achieve its marketing, productivity, quality, service and financial objectives.

     The Company produces all of its yarn and fabric products in its four manufacturing plants in Fall River, Massachusetts, where Quaker has over one million square feet of manufacturing space. In addition to distribution from the Company's facilities in Fall River, Quaker maintains domestic distribution centers in High Point, North Carolina, Tupelo, Mississippi, and Los Angeles, California. To provide better service to its international customers, the Company also has a distribution center in Mexico and maintains inventory in Holland.

     Quaker's executive offices are located at 941 Grinnell Street, Fall River, Massachusetts 02721 and the Company's telephone number is (508) 678-1951.

                              SELLING STOCKHOLDERS

     In September 1989, the Company was acquired (the "1989 Acquisition") by a European company and Nortex Holdings, Inc. ("Nortex Holdings"), a corporation owned by three officers of the Company, including Larry A. Liebenow, the President and Chief Executive Officer of the Company. In early 1993, the Company reacquired all of the European company's interest in Quaker in a management-led recapitalization (the "1993 Recapitalization"). To finance the 1993 Recapitalization, the Company issued Common Stock and other securities to MLGA Fund II, L.P. ("MLGA Fund") and other affiliates of Morgan Lewis Githens & Ahn, Inc., an investment banking firm. MLGA Fund and Nortex Holdings are the Selling Stockholders and are selling 3,000,000 and 100,000 shares of Common Stock, respectively. Upon completion of this offering, MLGA Fund and Nortex Holdings will beneficially own 8.1% (2.0% if the Underwriters' over-allotment option is exercised in full) and 23.3% of the outstanding Common Stock, respectively. See "Management" and "Principal and Selling Stockholders."

                                  THE OFFERING

Common Stock Offered by the Company...........................    300,000 shares

Common Stock Offered by the Selling Stockholders..............  3,100,000 shares

Common Stock to be Outstanding after the Offering(1)..........  8,321,097 shares

Use of Proceeds by the Company................................  To acquire production equipment to expand chenille yarn
                                                                manufacturing capacity.
                                                                See "Use of Proceeds."

Nasdaq National Market Symbol.................................  QFAB

------------------------

(1) Does not include (i) 918,354 shares of Common Stock which may be issued pursuant to the Company's stock option plans, of which options to purchase 682,848 shares of Common Stock were outstanding on March 18, 1997 (including 330,000 shares which have been granted subject to stockholder approval),
    (ii) 5,000 shares of Common Stock which may be issued upon exercise of an option granted to a director and (iii) 370,359 shares of Common Stock which may be issued upon exercise of an option issued to Nortex Holdings (the "Nortex Option"). See "Management -- Benefit Plans."

     Ankyra(TM), Quaker(TM) and Whitaker(TM) are trademarks of the Company.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                FISCAL YEAR ENDED
                                                      ---------------------------------------------------------------------
                                                      JANUARY 2,    JANUARY 1,    DECEMBER 31,   DECEMBER 30,   JANUARY 4,
                                                        1993(1)        1994           1994           1995         1997(1)
                                                      -----------   -----------   ------------   ------------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AND PER YARD DATA)
INCOME STATEMENT DATA:
    Net sales.......................................   $ 123,414     $ 147,867      $180,842       $173,487      $ 198,856
    Cost of products sold...........................      92,855       110,753       133,168        137,083        152,787
                                                        --------      --------      --------       --------       --------
    Gross margin....................................      30,559        37,114        47,674         36,404         46,069
    Selling, general and administrative expenses....      18,862        22,292        27,560         26,176         29,121
                                                        --------      --------      --------       --------       --------
    Operating income................................      11,697        14,822        20,114         10,228         16,948
    Interest expense, net...........................       4,148         4,936         3,863          3,898          4,092
    Other expenses, net.............................         479           299            34             98             77
                                                        --------      --------      --------       --------       --------
    Income before provision for income taxes........       7,070         9,587        16,217          6,232         12,779
    Provision for income taxes......................       2,925         4,218         6,691            712          4,217
                                                        --------      --------      --------       --------       --------
    Income before extraordinary item................       4,145         5,369         9,526          5,520          8,562
    Extraordinary item: loss on extinguishment of
      debt..........................................          --        (2,550)           --             --             --
    Net income......................................       4,145         2,819         9,526          5,520          8,562
    Preferred stock dividends.......................         420            70            --             --             --
                                                        --------      --------      --------       --------       --------
    Net income applicable to common stock...........   $   3,725     $   2,749      $  9,526       $  5,520      $   8,562
                                                        ========      ========      ========       ========       ========
    Earnings per common share before extraordinary
      item(2).......................................   $    0.55     $    0.75      $   1.15       $   0.67      $    1.03
                                                        ========      ========      ========       ========       ========
    Weighted average shares outstanding(2)..........       8,536         8,536         8,301          8,293          8,332
                                                        ========      ========      ========       ========       ========

SELECTED OPERATING DATA:
    EBITDA(3).......................................   $  15,597     $  19,710      $ 25,920       $ 16,821      $  24,569
    Depreciation and amortization...................       4,379         5,019         5,603          6,462          7,437
    Net capital expenditures(4).....................       5,186        10,558        18,727         13,165         11,979
    Unit volume (in yards)..........................      32,228        36,289        41,641         40,761         43,552
    Average gross sales price per yard..............   $    3.66     $    3.87      $   4.06       $   3.88      $    4.05

                                                                                                JANUARY 4, 1997
                                                                                           -------------------------
                                                                                            ACTUAL    AS ADJUSTED(5)
                                                                                           ---------  --------------
BALANCE SHEET DATA:                                                                             (IN THOUSANDS)
-------------------
    Working capital......................................................................  $  32,620     $ 32,620
    Total assets.........................................................................    148,832      152,269
    Long-term debt and capital leases....................................................     42,235       42,235
    Stockholders' equity.................................................................     66,572       70,009

------------------
(1) The fiscal years ended January 2, 1993 and January 4, 1997 were 53-week periods.

(2) Earnings per share for 1994, 1995 and 1996 is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Earnings per share for 1992 and 1993 gives effect to the 1993 Recapitalization and the use of proceeds from the Company's initial public offering of Common Stock in 1993 (the "1993 Offering") as if both events had occurred at the beginning of 1992.

(3) Represents income from continuing operations before extraordinary items plus interest, taxes, depreciation, amortization and other non-cash expenses. Although the Company has measured EBITDA consistently between the periods presented, EBITDA as a measure of liquidity is not governed by generally accepted accounting principles ("GAAP"), and, as such, may not be comparable to other similarly titled measures of other companies. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to either (i) operating income determined in accordance with GAAP as an indicator of operating performance or (ii) cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.

(4) Net capital expenditures reflect assets acquired by purchase and capital lease.

(5) Adjusted to give effect to the sale of 300,000 shares of Common Stock offered hereby by the Company after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the net proceeds to the Company therefrom to purchase production equipment. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby.

     This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the 1934 Act. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business and growth strategies; (iv) the use of the proceeds to the Company of this offering; and (v) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that could cause such differences.

     GENERAL ECONOMIC CONDITIONS. Domestic demand for the Company's upholstery fabrics is principally a function of consumer demand for, and production levels of, upholstered furniture which, in turn, fluctuate with U.S. economic conditions and consumer sentiment. For most individuals, a decision to buy upholstered furniture represents both a discretionary purchase and a relatively large expenditure. Accordingly, demand is, in general, higher during periods of economic strength and lower during periods of economic weakness or uncertainty. Key economic conditions influencing demand for Quaker's products are housing starts, sales of existing homes, consumer confidence and spending levels, population demographics, trends in disposable income, prevailing interest rates for home mortgages and the availability of consumer credit. Adverse economic conditions could have a material adverse effect on the Company.

     FOREIGN SALES. The Company anticipates that an increasing portion of its revenues will be derived from foreign and export sales (together "foreign sales"). In 1996, foreign sales totalled $35.7 million, or 20.2% of the Company's gross fabric sales. A reduction in the volume of international trade, fluctuations in currency exchange rates, political instability in any of the export markets important to the Company, any material restrictions on international trade, or a downturn in the international economy or the domestic economy of any of the export markets important to the Company, could have a material adverse effect on the Company. In addition, the Company's 1996 gross fabric sales to customers in four foreign countries, including Mexico, were $27.2 million in the aggregate, representing 76.2% of the Company's total foreign sales and 15.4% of the Company's gross fabric sales. Beginning in December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and currency devaluation, high domestic interest and inflation rates, negative economic growth, reduced consumer purchasing and high unemployment. As a result, the Company's sales in Mexico (including sales from its distribution center in Mexico) were adversely affected in 1995. There can be no assurance that economic, political or other events in Mexico or any other foreign market will not have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy."

     PRICING AND AVAILABILITY OF RAW MATERIALS. The Company is dependent upon outside suppliers for all of its raw material needs, including dyeing services, and is subject to price increases and delays in receiving these materials and services. The raw materials are predominantly petrochemical products and their prices fluctuate with changes in the underlying petrochemical market in general. Historically, the Company has been able to pass through a substantial portion of any increases in its raw material costs; however, the Company experienced significant increases in certain raw material prices in 1995 which it was not able to pass through fully to its customers during 1995 and which contributed to a reduction in the Company's 1995 gross margin. Similar conditions in the future could have a material adverse effect on the Company. Although other sources of supply are available, the Company currently procures approximately one-half of its raw materials from two major industry suppliers, one of which is the sole supplier of a filament yarn used in the Company's chenille manufacturing operations. A shortage or interruption in the supply of any critical component could have a material adverse effect on the Company. See "Business -- Sources and Availability of Raw Materials" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     COMPETITION. The markets for the Company's products are highly competitive. Competitive factors in the upholstery fabric business include product design, styling, price, customer service and quality. The Company's products are predominantly Jacquard and plain woven fabrics. The Company's products compete with other upholstery fabrics and furniture coverings, including prints, flocks, tufts, velvets and leather. Several of the companies with which the Company competes have greater financial resources than the Company. Although the Company has experienced no significant competition in the United States from imports to date, changes in foreign exchange rates or other factors could make imported fabrics more competitive with the Company's products in the future. See "Business -- Competition."

     DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent upon the efforts and abilities of Larry A. Liebenow, its President and Chief Executive Officer, and other members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company does not have "key man" life insurance on the life of any member of its senior management. See "Management."

     ENVIRONMENTAL MATTERS. The Company's operations are subject to numerous federal, state and local laws and regulations pertaining to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company's facilities are located in industrial areas, and, therefore, there is the possibility of incurring environmental liabilities as a result of historical operations at the Company's sites. Environmental liability can extend to previously owned or leased properties, properties owned by third parties, and properties currently owned or leased by the Company. Environmental liabilities can also be asserted by adjacent landowners or other third parties in toxic tort litigation. In addition, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), and analogous state statutes, liability can be imposed for the disposal of waste at sites targeted for cleanup by federal and state regulatory authorities. Liability under CERCLA is strict as well as joint and several. Further, certain of the Company's manufacturing areas are subject to OSHA's "Comprehensive Cotton Dust Standard." Environmental laws and regulations are subject to change in the future, and any failure by the Company to comply with present or future laws or regulations could subject it to future liabilities or interruption of production which could have a material adverse effect on the Company. Changes in environmental regulations could restrict the Company's ability to expand its facilities or require the Company to incur substantial unexpected other expenses to comply with such regulations.

     In particular, the Company is aware of soil and groundwater contamination relating to the use of certain underground fuel oil storage tanks at its Fall River facilities. The Company has notified the Commonwealth of Massachusetts regarding these releases. The Company's ultimate clean-up costs relating to these underground storage tanks cannot be predicted with certainty at this time. In addition, during the fourth quarter of 1993, the Company removed and encapsulated asbestos at two of its facilities and the Company has an on-going asbestos management program in place to maintain appropriately the asbestos that remains present at its facilities. At the Company's former facility in Claremont, New Hampshire, it has been determined that there is oil-contaminated soil, as well as groundwater contamination, resulting from a leak during the mid-1970s from an underground fuel storage tank. The Company has agreed to indemnify the purchaser for clean-up costs subject to certain limitations. The Company also has agreed to indemnify the purchaser of the Company's former facility in Leominster, Massachusetts for certain environmental contingencies.

     The Company has accrued reserves for environmental matters based on information presently available. However, there can be no assurance that these reserves will be adequate or that the costs associated with environmental matters will not increase in the future. See "Business -- Environmental Matters."

     SIGNIFICANT STOCKHOLDER. Upon the completion of this offering, Nortex Holdings, a corporation owned by three officers of the Company, including Larry
A. Liebenow, its President and Chief Executive Officer, will beneficially own 23.3% of the outstanding Common Stock. Accordingly, Nortex Holdings will be in a position to not only influence the election of the Company's directors but also influence or determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change of control of the Company.

     ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's certificate of incorporation and bylaws may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions, among other things, (a) require the affirmative vote of the holders of at least 66 2/3% of the votes which all the stockholders would be entitled to cast at any annual election of directors or class of directors to approve any merger or consolidation of the Company with any other corporation or a sale, lease, transfer or exchange of all or substantially all the assets of the Company or the adoption of any plan for the liquidation or dissolution of the Company; (b) require the affirmative vote of 80% of the voting power of all the shares of the Company entitled to vote in the election of directors to remove a director; and (c) require the affirmative vote of 80% of the voting power of all the shares of the Company to amend or repeal certain provisions of the certificate of incorporation and the bylaws. Moreover, the Board of Directors (the "Board") has the authority to issue, at any time, without further stockholder approval, up to 50,000 shares of preferred stock, and to determine the price, rights, privileges and preferences of those shares, which may be senior to the rights of holders of the Common Stock. Such issuance could adversely affect the holders of Common Stock, and could have the effect of dissuading a potential acquiror from acquiring outstanding shares of the Common Stock at a price that represents a premium to the then current trading price. See "Description of Securities -- Preferred Stock." Under certain conditions,
Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") would prohibit an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for a period of three years. The Board has adopted a stockholder rights plan (the "Rights Plan"), the purpose of which is to protect stockholders against unsolicited attempts to acquire control of the Company that do not offer a fair price to all stockholders. The Rights Plan may have the effect of dissuading a potential acquiror from acquiring outstanding shares of Common Stock at a price that represents a premium to the then current trading price. The Rights Plan will not apply to certain acquisitions by MLGA Fund, Nortex Holdings and certain of their transferees. See "Description of Securities -- Stockholder Rights Plan."

     VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the public offering price herein. Developments in the upholstery and home furnishings industries or changes in general economic conditions could adversely affect the market price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this offering, the Company will have 8,321,097 shares of Common Stock outstanding. Of these shares, a total of 5,776,498 shares (6,286,498 shares if the Underwriters' over-allotment option is exercised in full), including the shares offered hereby, will be freely tradable without restrictions or further registration under the Securities Act. The remaining 2,544,599 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, an affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned such restricted securities for at least two years (reduced to one year effective April 29, 1997) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock (approximately 83,211 shares based upon the number of shares outstanding after this offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subjected to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held these shares for more than three years (reduced to two years effective April 29, 1997) are entitled to sell such restricted securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144. All of these restricted securities are currently eligible for sale in the public market pursuant to Rule 144. Additional shares of Common Stock, including shares issuable upon exercise of options, will also become eligible for sale in the public market pursuant to Rule 144 from time to time. The Company has registered 306,348 shares of Common Stock issuable upon the exercise of stock options which will be available for sale in the open market upon exercise. As of March 18, 1997, an aggregate of 381,247 shares were subject to presently exercisable stock options and, upon consummation of this offering, options to purchase an additional 327,083 shares will become exercisable. The Company, its directors and executive officers and each of the Selling Stockholders, who upon completion of this offering will beneficially own in the aggregate 3,152,553 shares (2,642,553 shares if the Underwriters' over-allotment option is exercised in full), each have agreed (except as to an aggregate of 100,000 shares previously pledged) that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any security convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days, in the case of the Company, the Selling Stockholders and certain of their affiliates, and 90 days, in the case of other directors and executive officers, after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters except for bona fide gifts or transfers effected by such stockholder other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements and except for issuances by the Company and sales by Nortex Holdings pursuant to the exercise of certain stock options outstanding upon completion of this offering. Prudential Securities Incorporated may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares of Common Stock subject to such agreements. The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities. See "Principal and Selling Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 300,000 shares of Common Stock offered hereby by the Company are estimated to be approximately $3.4 million after deducting underwriting discounts and commissions and estimated expenses payable by the Company. The Company intends to apply its net proceeds to acquire production equipment to expand the Company's chenille yarn manufacturing capacity. Pending such application, the Company intends to temporarily repay a portion of the amount outstanding under the Company's revolving credit facility with a commercial bank (the "Credit Agreement") or to invest in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government, or a combination thereof. Indebtedness under the Credit Agreement has been used for working capital and capital expenditure purposes, is due December 31, 2000 and bears interest at an effective annual rate of 7.0%. The Company will not receive any of the proceeds from the sale of shares of Common Stock being offered by the Selling Stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is included in the Nasdaq National Market under the symbol "QFAB." The following table sets forth the range of the high and low sales prices of the Common Stock as reported by the Nasdaq National Market.

                                                                      HIGH        LOW
                                                                      -----      -----
        FISCAL YEAR ENDED DECEMBER 30, 1995
             First Quarter..........................................  $12 3/4    $10 1/4
             Second Quarter.........................................   11          7 1/2
             Third Quarter..........................................   11          7 3/4
             Fourth Quarter.........................................    9 3/4      8 1/4

        FISCAL YEAR ENDED JANUARY 4, 1997
             First Quarter..........................................    9 1/2      5 11/16
             Second Quarter.........................................    9 3/4      7 1/4
             Third Quarter..........................................   10 5/8      7
             Fourth Quarter.........................................   14 1/2      9 1/4

        FISCAL YEAR ENDING JANUARY 3, 1998
             First Quarter (through March 18, 1997).................  $19 1/4    $13 1/8

     On March 18, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $13.625 per share. As of February 14, 1997, there were 49 record owners of the Common Stock.

                                DIVIDEND POLICY

     The Company has not declared or paid dividends on the Common Stock since prior to the 1993 Offering, does not intend to declare or pay any cash dividends for the foreseeable future and intends to retain earnings, if any, for the future operation and expansion of the Company's business. Future cash dividends, if any, will be at the discretion of the Board and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, availability of cash, general financial condition, contractual restrictions, and such other factors as the Board may deem relevant. Currently, the Company is restricted in its ability to pay dividends under the terms of the Credit Agreement and the Series A Notes (as hereinafter defined). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 5 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of January 4, 1997, and as adjusted to give effect to the sale of the 300,000 shares of Common Stock offered by the Company and the application of the estimated net proceeds therefrom to purchase production equipment as described under "Use of Proceeds." This table should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                           JANUARY 4, 1997
                                                                      --------------------------
                                                                       ACTUAL        AS ADJUSTED
                                                                      --------       -----------
                                                                            (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt................................   $    951        $     951
  Current portion of capitalized leases(1).........................      1,532            1,532
                                                                      --------         --------
          Total current portion of long-term debt and capitalized
            leases.................................................   $  2,483        $   2,483
                                                                      ========         ========
Long-term debt:
  Credit Agreement.................................................   $  4,000        $   4,000
  Capitalized leases(1)............................................      6,504            6,504
  6.81% Series A Notes.............................................     30,000           30,000
  Other............................................................      1,731            1,731
                                                                      --------         --------
          Total long-term debt.....................................     42,235           42,235

Stockholders' equity:
  Common Stock, par value $.01 per share, 20,000,000 shares
     authorized; 8,021,097 shares issued and outstanding; and
     8,321,097 shares as adjusted..................................         80               83
  Additional paid-in capital.......................................     41,948           45,382
  Retained earnings................................................     25,959           25,959
  Cumulative translation adjustment(2).............................     (1,415)          (1,415)
                                                                      --------         --------
          Total stockholders' equity...............................     66,572           70,009
                                                                      --------         --------
          Total capitalization.....................................   $108,807        $ 112,244
                                                                      ========         ========

---------------

(1) For information concerning capital lease commitments, see Note 7(b) of Notes to Consolidated Financial Statements.
(2) For information concerning this item, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2(i) of Notes to Consolidated Financial Statements.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth certain consolidated financial and operating data of the Company for the periods indicated, which data has been derived from the Consolidated Financial Statements of the Company and the Notes thereto, which have been audited by Arthur Andersen LLP, independent public accountants. This selected financial and operating data should be read in conjunction with the Consolidated Financial Statements, the Notes thereto and the other financial information included herein.

                                                                           FISCAL YEAR ENDED
                                             ------------------------------------------------------------------------------
                                               JANUARY 2,      JANUARY 1,     DECEMBER 31,    DECEMBER 30,     JANUARY 4,
                                                1993(1)           1994            1994            1995          1997(1)
                                             --------------  --------------  --------------  --------------  --------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND PER YARD DATA)
INCOME STATEMENT DATA:
  Net sales.................................    $123,414        $147,867        $180,842        $173,487        $198,856
  Cost of products sold.....................      92,855         110,753         133,168         137,083         152,787
                                                --------        --------        --------        --------        --------
  Gross margin..............................      30,559          37,114          47,674          36,404          46,069
  Selling, general and administrative
    expenses................................      18,862          22,292          27,560          26,176          29,121
                                                --------        --------        --------        --------        --------
  Operating income..........................      11,697          14,822          20,114          10,228          16,948
  Interest expense, net.....................       4,148           4,936           3,863           3,898           4,092
  Other expenses, net.......................         479             299              34              98              77
                                                --------        --------        --------        --------        --------
  Income before provision for income taxes
    and extraordinary item..................       7,070           9,587          16,217           6,232          12,779
  Provision for income taxes................       2,925           4,218           6,691             712           4,217
                                                --------        --------        --------        --------        --------
  Income before extraordinary item..........       4,145           5,369           9,526           5,520           8,562
  Extraordinary item: loss on extinguishment
    of debt.................................          --          (2,550)             --              --              --
  Net income................................       4,145           2,819           9,526           5,520           8,562
  Preferred stock dividends.................         420              70              --              --              --
                                                --------        --------        --------        --------        --------
  Net income applicable to common stock.....    $  3,725        $  2,749        $  9,526        $  5,520        $  8,562
                                                ========        ========        ========        ========        ========
  Earnings per common share before
    extraordinary item(2)...................    $   0.55        $   0.75        $   1.15        $   0.67        $   1.03
  Extraordinary item........................          --           (0.30)             --              --              --
                                                --------        --------        --------        --------        --------
  Earnings per common share(2)..............    $   0.55        $   0.45        $   1.15        $   0.67        $   1.03
                                                ========        ========        ========        ========        ========
  Weighted average shares outstanding(2)....       8,536           8,536           8,301           8,293           8,332
                                                ========        ========        ========        ========        ========
SELECTED OPERATING DATA:
  EBITDA(3).................................    $ 15,597        $ 19,710        $ 25,920        $ 16,821        $ 24,569
  Depreciation and amortization.............       4,379           5,019           5,603           6,462           7,437
  Net capital expenditures(4)...............       5,186          10,558          18,727          13,165          11,979
  Unit volume (in yards)....................      32,228          36,289          41,641          40,761          43,552
  Average gross sales price per yard........    $   3.66        $   3.87        $   4.06        $   3.88        $   4.05

BALANCE SHEET DATA:
  Working capital...........................    $ 14,477        $ 25,915        $ 30,994        $ 30,780        $ 32,620
  Total assets..............................      94,556         109,908         130,476         138,117         148,832
  Long-term debt and capital leases.........      46,747          35,172          43,845          45,118          42,235
  Stockholders' equity......................      18,431          43,574          52,589          57,850          66,572

---------------

(1) The fiscal years ended January 2, 1993 and January 4, 1997 were 53-week periods.

(2) Earnings per share for 1994, 1995 and 1996 is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Earnings per share for 1992 and 1993 gives effect to the 1993 Recapitalization and the use of proceeds from the 1993 Offering as if both events had occurred at the beginning of 1992.

(3) Represents income from continuing operations before extraordinary items plus interest, taxes, depreciation, amortization and other non-cash expenses. Although the Company has measured EBITDA consistently between the periods presented, EBITDA as a measure of liquidity is not governed by GAAP, and, as such, may not be comparable to other similarly titled measures of other companies. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to either (i) operating income determined in accordance with GAAP as an indicator of operating performance or (ii) cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.

(4) Net capital expenditures reflect assets acquired by purchase and capital lease.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, contained elsewhere in this Prospectus.

GENERAL

  OVERVIEW

     Quaker has been producing upholstery fabrics for the home furnishings market for more than 50 years. Today, Quaker is a leading designer, manufacturer and worldwide marketer of woven upholstery fabrics for residential furniture markets and one of the largest producers of Jacquard upholstery fabrics in the world. Over the last five years, Quaker has achieved sales and net income (excluding extraordinary items) growth in every year except 1995. Net sales and net income have grown from $123.4 million and $3.7 million, respectively, in 1992 to $198.9 million and $8.6 million, respectively, in 1996.

     During 1995, the Company reported a decrease in net sales and lower gross, operating and net margins as a result of a convergence of economic, industry and Company-specific factors. These factors caused the Company's net sales to decline $7.3 million, to $173.5 million from $180.8 million in 1994. The Company encountered poor market conditions in Mexico, Canada and the Middle East, each of which is an important export market for the Company. As a result, 1995 foreign sales decreased by $10.7 million, or 31.6% below 1994 foreign sales levels. This decline was partially offset by a $2.9 million increase in net yarn sales, with domestic fabric sales essentially flat.

     Significant price increases were also announced by several of the Company's most important raw material suppliers in early 1995. Such price increases adversely affected the Company's gross margin, particularly during the latter part of the year, as the Company was unable to fully pass along these cost increases to customers during 1995.

     The Company generally produces goods to customer order and seeks to operate its production areas on a five to five and one-half day week, three shift schedule. During 1995, however, the Company experienced a number of sharp changes in its order rates which required several significant adjustments in the Company's production rates. These adjustments adversely affected equipment utilization rates, quality performance and overtime costs, particularly during the fourth quarter, contributing to the deterioration in the Company's 1995 gross margin.

     In response to the challenges encountered during 1995, management developed a comprehensive performance improvement plan designed to increase margins and earnings by growing sales, reducing raw material costs and realizing manufacturing efficiencies.

     (i) To increase sales, the Company strengthened its marketing, merchandising, design, distribution and new business development functions, expanded its network of international sales agents, introduced a branded line of better-end fabrics under its Whitaker label, developed products to meet the specific styling and design needs of its international and jobber customers, continued to broaden its product line, focused on opportunities to reduce delivery lead times and improve customer service, identified new markets and applications for its specialty yarn products and prepared to enter the contract (office and institutional) market.

     (ii) To reduce raw material costs, the Company identified alternate suppliers for several of its key raw materials, employed more cost effective raw materials in certain of its products and implemented a Company-wide program to reduce waste.

     (iii) To improve manufacturing efficiencies, the Company continued to pursue ISO 9001 certification, invested more than $10.8 million in new manufacturing equipment in 1996 to eliminate bottlenecks and meet its quality objectives, changed its new product development process to enhance coordination between the Company's design and manufacturing areas, reduced set-up times, provided additional training to the

Company's managers and production area employees and implemented a number of process improvements throughout the Company's manufacturing areas.

     Following management's implementation of the Company's 1996 performance improvement plan, the Company's sales and profitability improved in comparison to prior periods in each of the last three quarters of 1996.

  QUARTERLY OPERATING RESULTS

     The following table sets forth certain condensed unaudited consolidated statements of income data for the eight fiscal quarters ended January 4, 1997, as well as certain data expressed as a percentage of the Company's total net sales for the periods indicated:

                                                         FISCAL 1995(1)                              FISCAL 1996(1)
                                            -----------------------------------------   -----------------------------------------
                                             FIRST      SECOND     THIRD      FOURTH     FIRST      SECOND     THIRD      FOURTH
                                            QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.................................  $ 46,250   $ 41,068   $ 37,984   $ 48,185   $ 43,254   $ 51,025   $ 46,436   $ 58,141
Gross margin..............................    12,104      8,720      7,344      8,236      9,297     11,312     10,751     14,709
Gross margin percentage...................     26.2%      21.2%      19.3%      17.1%      21.5%      22.2%      23.2%      25.3%
Operating income..........................     4,969      2,708      1,630        921      2,673      4,014      4,053      6,208
Operating income percentage...............     10.7%       6.6%       4.3%       1.9%       6.2%       7.9%       8.7%      10.7%
Income before provision for income
  taxes...................................  $  4,002   $  1,715   $    749   $  (234)   $  1,696   $  2,972   $  2,984   $  5,127
                                            --------   --------   --------   --------   --------   --------   --------   --------
Net income................................  $  2,495   $  1,307   $    498   $  1,220   $  1,136   $  1,992   $  1,999   $  3,435
                                             =======    =======    =======    =======    =======    =======    =======    =======
Earnings per common share.................  $   0.30   $   0.16   $   0.06   $   0.15   $   0.14   $   0.24   $   0.24   $   0.41
                                             =======    =======    =======    =======    =======    =======    =======    =======

---------------
(1) The data reflected in this table has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Prospectus.

     While the Company's sales have historically not been subject to significant seasonality, Quaker's net sales and gross margins are typically slightly stronger in the second and fourth quarters. In 1995, however, management believes that relatively poor conditions in both the domestic market and several of the export markets important to the Company, as well as the Company-specific factors discussed above, had a more pronounced effect on sales and profitability than any seasonal variations.

     As a result of the sale of shares by MLGA Fund in this offering, vesting of certain outstanding stock options will be accelerated. This acceleration will result in the recognition by the Company of additional general and administrative expenses equal to the unamortized portion of deferred compensation expense associated with such options, resulting in a non-cash compensation charge of approximately $500,000 in the fiscal quarter in which this offering is consummated. This charge would otherwise be recognized as compensation expense through March 2001. See "Management -- Benefit Plans."

     The Company follows industry practice by closing its operating facilities for a one-to-two week period during July of each year. In 1995 and 1996, this shut down period, and the resulting effect on sales, occurred in the third fiscal quarter. In 1997, the first week of the annual shut down period will occur in the second fiscal quarter.

  PRODUCT MIX

     Over the past several years, Quaker has taken steps to expand both the breadth and depth of the Company's product line by increasing the number of higher margin, middle to better-end fabrics in its line and by expanding the number of fabrics it offers at each price point and in each styling category. As a result, the Company has added new manufacturers of higher-end furniture to its customer base and positioned itself as a full service supplier of Jacquard and plain woven fabrics to all of its customers. The following table sets forth certain information relating to the changes that have occurred in the Company's product mix and the average gross sales price of its fabrics since 1994:

                                                                               FISCAL YEAR
                                              -----------------------------------------------------------------------------
                                                      1994                        1995                        1996
                                              ---------------------       ---------------------       ---------------------
                                                           PERCENT                     PERCENT                     PERCENT
                                                              OF                          OF                          OF
                                               AMOUNT       SALES          AMOUNT       SALES          AMOUNT       SALES
                                              --------     --------       --------     --------       --------     --------
                                                                  (IN THOUSANDS, EXCEPT PER YARD DATA)
Gross fabric sales (dollars):
  Promotional-end fabrics.................    $ 59,763        35.3%       $ 57,023        36.0%       $ 54,716        31.0%
  Middle to better-end fabrics............     109,427        64.7         101,201        64.0         121,702        69.0
                                              --------     --------       --------     --------       --------     --------
    Gross fabric sales....................    $169,190       100.0%       $158,224       100.0%       $176,418       100.0%
                                              ========     ========       ========     ========       ========     ========
Gross fabric sales (yards):
  Promotional-end fabrics.................      17,597        42.3%         17,042        41.8%         16,074        36.9%
  Middle to better-end fabrics............      24,044        57.7          23,719        58.2          27,478        63.1
                                              --------     --------       --------     --------       --------     --------
    Gross fabric sales....................      41,641       100.0%         40,761       100.0%         43,552       100.0%
                                              ========     ========       ========     ========       ========     ========
Average gross sales price per yard:
  Promotional-end fabrics.................    $   3.40                    $   3.35                    $   3.40
  Middle to better-end fabrics............        4.55                        4.27                        4.43
  Average per yard -- all fabrics.........        4.06                        3.88                        4.05

  GEOGRAPHIC DISTRIBUTION OF SALES

     To develop markets for upholstery fabric outside the United States, the Company has placed substantial emphasis on building both direct exports from the United States as well as sales from its Mexico City, Mexico distribution center and from the inventory it maintains in Roosendaal, Holland. The Company's 1996 foreign sales were up by $12.5 million, or 54.0% above 1995. The following table sets forth certain information about the changes which have occurred in the geographic distribution of the Company's gross fabric sales since 1994:

                                                                               FISCAL YEAR
                                              -----------------------------------------------------------------------------
                                                      1994                        1995                        1996
                                              ---------------------       ---------------------       ---------------------
                                                           PERCENT                     PERCENT                     PERCENT
                                                              OF                          OF                          OF
                                               AMOUNT       SALES          AMOUNT       SALES          AMOUNT       SALES
                                              --------     --------       --------     --------       --------     --------
                                                                             (IN THOUSANDS)
Gross fabric sales:
  Domestic sales..........................    $135,295        80.0%       $135,037        85.3%       $140,717        79.8%
  Foreign sales(1)........................      33,895        20.0          23,187        14.7          35,701        20.2
                                              --------     --------       --------     --------       --------     --------
        Gross fabric sales................    $169,190       100.0%       $158,224       100.0%       $176,418       100.0%
                                              ========     ========       ========     ========       ========     ========

---------------
(1) Foreign sales consists of both direct exports from the United States as well as sales from the Company's Mexico City distribution center and from the inventory it maintains in Holland.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentages of the Company's net sales represented by certain income and expense items in the Company's consolidated statements of income:

                                                                           FISCAL YEAR
                                                                  -----------------------------
                                                                   1994       1995       1996
                                                                  -------    -------    -------
Net sales.....................................................     100.0%     100.0%     100.0%
Cost of products sold.........................................       73.6       79.0       76.8
                                                                  -------    -------    -------
Gross margin..................................................       26.4       21.0       23.2
Selling, general and administrative expenses..................       15.3       15.1       14.7
                                                                  -------    -------    -------
Operating income..............................................       11.1        5.9        8.5
Interest expense, net.........................................        2.1        2.2        2.1
Other expenses, net...........................................         --        0.1         --
                                                                  -------    -------    -------
Income before provisions for income taxes.....................        9.0        3.6        6.4
Provisions for income taxes...................................        3.7        0.4        2.1
                                                                  -------    -------    -------
Net income....................................................       5.3%       3.2%       4.3%
                                                                   ======     ======     ======

  FISCAL 1996 COMPARED TO FISCAL 1995

     Net Sales. Net sales for 1996 increased $25.4 million, or 14.6%, to $198.9 million from $173.5 million in 1995. Both gross fabric sales and gross yarn sales were higher during the period. Gross fabric sales increased due to increases in both domestic and foreign fabric sales. Gross fabric sales within the United States increased 4.2%, to $140.7 million in 1996 from $135.0 million in 1995. Foreign sales increased 54.0%, to $35.7 million in 1996 from $23.2 million in 1995. This increase was due to improved sales in Mexico, Canada and the Middle East as well as increased penetration of other international markets. Gross yarn sales increased 42.0%, to $26.8 million in 1996 from $18.8 million in 1995.

     The gross volume of fabric sold increased 6.8%, to 43.6 million yards in 1996 from 40.8 million yards in 1995. The average gross sales price per yard increased 4.4%, to $4.05 in 1996 from $3.88 in 1995. The increase was principally due to a product shift to more middle to better-end fabrics. The Company sold 15.8% more yards of middle to better-end fabrics and 5.7% fewer yards of promotional-end fabrics in 1996 than in 1995. The average gross sales price per yard of middle to better-end fabrics increased by 3.7%, to $4.43 in 1996 from $4.27 in 1995. The average gross sales price per yard of promotional-end fabrics increased by 1.5%, to $3.40 in 1996 from $3.35 in 1995.

     Gross Margin. The gross margin percentage for 1996 increased to 23.2% from 21.0% for 1995. This percentage growth was primarily attributable to the Company's performance improvement plan which resulted in increased domestic and international sales of higher-margin, middle to better-end fabrics, improved manufacturing efficiencies related to the acquisition of newer, more efficient manufacturing equipment and more efficient use of the Company's existing equipment, improved quality performance, decreased raw material costs, and the effect of spreading overhead over a higher sales base.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $29.1 million in 1996 from $26.2 million in 1995 due to increases in sales commissions, labor and fringes, and sampling expenses associated with the Company's higher net sales for the period. Selling, general and administrative expenses as a percentage of net sales decreased to 14.7% in 1996 from 15.1% in 1995 due to a significant increase in net sales without a corresponding increase in overhead.

     Interest Expense, Net. Interest expense increased to $4.1 million in 1996 from $3.9 million in 1995. Lower debt levels were offset by higher commitment fees associated with increased borrowing availability and other financing charges.

     Effective Tax Rate. The effective tax rate increased to 33.0% in 1996 from 11.4% in 1995. The reduced tax rate for 1995 reflects an adjustment recorded during the fourth quarter as a result of tax law changes in Massachusetts enacted in November 1995 which reduced the Company's future deferred tax liability. See Note 6 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

     Net Income. Net income for 1996 increased to $8.6 million, or $1.03 per share, from $5.5 million, or $0.67 per share, for 1995. For a discussion of Earnings Per Share, see Note 2(h) of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

  FISCAL 1995 COMPARED TO FISCAL 1994

     Net Sales. Net sales for 1995 decreased $7.3 million or 4.1%, to $173.5 million from $180.8 million in 1994. Gross fabric sales declined during the period, while gross yarn sales increased. The decline in gross fabric sales was due primarily to a decrease in foreign sales and essentially flat domestic fabric sales. Foreign sales decreased 31.6%, to $23.2 million in 1995 from $33.9 million in 1994. This decrease was due to (i) a decline in sales into the Mexican market resulting from the devaluation of the Mexican peso in December 1994 and the ensuing recession in Mexico and (ii) a reduction in the amount of business the Company was able to do in Canada and the Middle East due to general economic conditions in those markets. Gross fabric sales within the United States remained approximately the same at $135.0 million. Gross yarn sales increased 15.0%, to $18.8 million in 1995 from $16.4 million in 1994.

     The gross volume of fabric sold decreased 2.1%, to 40.8 million yards for 1995 from 41.6 million yards for 1994. The average gross sales price per yard declined 4.4%, to $3.88 for 1995 from $4.06 for 1994. This decrease was principally due to a decrease in foreign sales, which have higher than average selling prices and an increase in the volume of seconds sold in the off-quality market. The Company sold 1.4% fewer yards of middle to better-end fabrics and 3.1% fewer yards of promotional-end fabrics in 1995 as in 1994. The average gross sales price per yard of middle to better-end fabrics decreased by 6.2%, to $4.27 in 1995 from $4.55 in 1994. The average gross sales price per yard of promotional-end fabric decreased by 1.5%, to $3.35 in 1995 from $3.40 in 1994.

     Gross Margin. The gross margin percentage for 1995 decreased to 21.0% from 26.4% for 1994. The decrease in gross profit margin was primarily due to (i) lower absorption of fixed overhead costs because of lower sales and production volume, (ii) a reduction in the Company's manufacturing efficiencies and quality performance, (iii) increased raw material prices which were not fully passed on to customers during 1995, and (iv) a reduction in volume of foreign sales which carry higher than average gross margins. During 1995, the Company experienced sharp changes in order demand. Since finished goods generally are manufactured to a specific customer order, these changes required significant decreases and increases in the Company's production rates. These changes in production rates adversely affected the Company's gross margin as manufacturing efficiencies and quality performance suffered. Additionally, the Company incurred significant costs (principally overtime) associated with increasing production rates during the fourth quarter of 1995 to meet increased order demand.

     Selling, General and Administrative Expense. Selling, general and administrative expenses decreased to $26.2 million for 1995 from $27.6 million for 1994. Selling, general and administrative expenses as a percentage of net sales decreased to 15.1% in 1995 from 15.3% in 1994. The decrease in selling, general and administrative expenses was primarily due to reductions in sales commissions, freight and other variable costs related to the Company's lower sales volume. The decrease as a percentage of net sales was due to a reduction in fixed costs, such as expenses associated with the Company's Mexico City distribution center.

     Interest Expense, Net. Interest expense remained approximately the same, at $3.8 million each year, as interest rates in 1995 were slightly lower but borrowing levels were slightly higher.

     Effective Tax Rate. The effective tax rate decreased to 11.4% for 1995 from 41.3% for 1994. This decrease was partially attributable to tax benefits related to the foreign sales corporation established by the Company during the second quarter of 1994 and to lower state income taxes due to investment tax credits associated with the Company's capital expenditure program. Additionally, the reduced tax rate for 1995 reflects an adjustment recorded during the fourth quarter as a result of tax law changes in Massachusetts enacted in November 1995 which reduced the Company's future deferred tax liability. See Note 6 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

     Net Income. Net income for 1995 decreased to $5.5 million, or $0.67 per share, from $9.5 million, or $1.15 per share, for 1994. For a discussion of "Earnings Per Share," see Note 2(h) of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

LIQUIDITY AND CAPITAL RESOURCES

     The Company historically has financed its operations and capital requirements through a combination of internally generated funds, borrowings, and equipment leasing. The Company's capital requirements have arisen principally in connection with the purchase of equipment to expand production capacity and improve the Company's quality and productivity performance and with an increase in the Company's working capital needs related to its sales growth.

     The primary source of the Company's liquidity and capital resources has been operating cash flow. The Company's net cash provided by operating activities was $11.1 million, $12.0 million and $14.8 million in 1994, 1995 and 1996, respectively. The Company has supplemented its operating cash flow with borrowings and equipment leases. Net borrowings (repayments) and equipment leases were $5.5 million in 1994, $1.3 million in 1995 and $(2.5) million in 1996.

     Over the last five years, the Company has placed in service new manufacturing equipment with an aggregate cost of $51.0 million. Capital expenditures in 1995 and 1996 were $13.2 million and $12.0 million, respectively. Capital expenditures during 1996 were funded by operating cash flow. Management anticipates that capital expenditures will total approximately $21.3 million in 1997, consisting of $14.4 million, plus the estimated $3.4 million net proceeds to the Company from this offering, primarily for new production equipment to expand chenille yarn capacity, increase weaving capacity, and support the Company's marketing, productivity, quality, service and financial performance objectives and $3.5 million to upgrade the Company's management information systems. Management believes that the net proceeds to the Company from this offering, together with operating income and borrowings under the Company's Credit Agreement, will provide sufficient funding for the Company's capital expenditures and working capital needs for the foreseeable future.

     As discussed in Note 5 of Notes to Consolidated Financial Statements, the Company issued $30.0 million of 6.81% Series A Senior Notes due December 15, 2002 (the "Series A Notes") during 1995. Proceeds from the Series A Notes were used to reduce borrowings under the Credit Agreement. The Series A Notes bear interest at a fixed rate of 6.81% during the entire term, with no principal payments due until December 15, 1998.

     Additionally, the Company amended the Credit Agreement during 1995 to (i) increase the revolving credit facility to $50.0 million, (ii) extend the maturity date to December 31, 2000, and (iii) reduce the interest rate. As of January 4, 1997, the Company had $4.0 million outstanding under the Credit Agreement and unused availability of $45.5 million, net of outstanding letters of credit.

     The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Series A Notes, including, but not limited to, maintenance of certain financial tests and ratios (including interest coverage ratios, net worth related ratios, and net worth requirements); limitations on certain business activities of the Company; restrictions on the Company's ability to declare and pay dividends, incur additional indebtedness, create certain liens, incur capital lease obligations, make certain investments, engage in certain transactions with stockholders and affiliates, make capital expenditures in excess of certain specified amounts, and purchase, merge, or consolidate with or into any other corporation. The Company is currently in compliance with all of the affirmative and negative covenants in the Credit Agreement and the Series A Notes and management believes the Company's continued compliance will not prevent the Company from operating in the normal course of business.

INFLATION

     The Company does not believe that inflation has had a significant impact on the Company's results of operations for the periods presented. Historically, the Company believes it has been able to minimize the effects of inflation by improving its manufacturing and purchasing efficiency, by increasing employee productivity, by reflecting the effects of inflation in the selling prices of the new products it introduces each year and, to a lesser degree, by increasing the selling prices of those products which have been included in the Company's product line for more than one year.

FOREIGN CURRENCY TRANSLATION

     All of the Company's sales are denominated in U.S. dollars except sales through the Company's Mexico City distribution center. These sales are denominated in pesos and are, therefore, subject to currency fluctuations. Accounts receivable in pesos at January 4, 1997 were $1.7 million.

     Mexico has been designated as a "highly inflationary country" for purposes of applying Statement of Financial Standards No. 52, Foreign Currency Translation. Accordingly, in 1997 the Company will record translation gains and losses in the income statement rather than as a separate component of equity. See Note 2(i) of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

                                    BUSINESS

GENERAL

     Quaker is a leading designer, manufacturer and worldwide marketer of woven upholstery fabrics for residential furniture and one of the largest producers of Jacquard upholstery fabrics in the world. The Company is also a leading developer and manufacturer of specialty yarns and management believes it is the world's largest producer of chenille yarns, which Quaker both sells and uses in the production of its fabrics. The Company's vertically integrated operations provide Quaker with important design, cost and delivery advantages. The Company's product line is one of the most comprehensive in the industry and Quaker is well known for its broad range of Jacquard fabrics, including its soft, velvet-like Jacquard chenilles. The Company's revenues have grown from $123.4 million in 1992 to $198.9 million in 1996, a compound annual growth rate ("CAGR") of 12.7%.

     Quaker has been producing upholstery fabric for over fifty years and is a full service supplier of Jacquard and plain woven upholstery fabric to the furniture market. Quaker's current product line consists of over 3,000 traditional, contemporary, transitional and country fabric patterns intended to meet the styling and design, color, texture, quality and pricing requirements of promotional through middle to higher-end furniture manufacturers, and the Company introduces approximately 700 new products to the market annually. Management believes that Jacquard fabrics, with their detailed designs, provide furniture manufacturers with more product differentiation opportunities than any other fabric construction on the market. In addition, technological advances in the speed and flexibility of the Jacquard loom have reduced the cost of producing Jacquard fabrics, enabling them to compete more effectively with prints, velvets, flocks, tufts and other plain woven products.

     The Company sells its upholstery fabrics to over 600 domestic furniture manufacturers, including virtually every significant domestic manufacturer of upholstered furniture, such as Furniture Brands International (Action by Lane, Broyhill and Thomasville), Klaussner, La-Z-Boy, Lifestyle Furnishings International (Berkline, Benchcraft and others), Rowe and Simmons. Quaker also distributes its fabrics internationally. In 1996, fabric sales outside the United States of $35.7 million represented approximately 20.2% of gross fabric sales. Quaker's October 1996 introduction of its Whitaker Collection, a branded line of a select group of the Company's better-end products, has resulted in incremental sales to a number of well known higher-end furniture manufacturers, including Baker, Bernhardt, Henredon and Sherrill. Management estimates that approximately 85% of the Company's fabric sales in recent years have been manufactured to customer order.

THE INDUSTRY

     Total domestic upholstery fabric sales, exclusive of automotive applications, are approximately $2.0 billion annually. Management estimates the size of the international fabric market to be at least twice that of the domestic market. Due to the capital intensive nature of the fabric manufacturing process and the importance of economies of scale in the industry, the domestic industry is concentrated, with the top 15 upholstery fabric manufacturers, including Quaker, accounting for over 80% of the total market. Most of the largest U.S. fabric producers have expanded their export sales, leveraging their size, distribution capabilities, technology advantages and broad product lines.

     Demand for upholstery fabric is a function of demand for upholstered furniture. The upholstered furniture market has grown from $5.4 billion in 1991 to $7.4 billion in 1995. Total upholstered furniture demand is affected by population growth and demographics, consumer confidence, disposable income, geographic mobility, housing starts, and home sales. Although the domestic residential furniture industry is cyclical, periods of decline have been relatively brief, with industry shipments decreasing in only two years since 1975.

     The upholstery fabric covering a sofa, chair, or other piece of furniture is one of the most significant factors influencing a furniture buyer's selection. Purchase decisions are based primarily on the consumer's evaluation of aesthetics, comfort, durability, quality and price. As a result, the fabric decisions a furniture manufacturer makes play a critical role in its ability to gain a product differentiation advantage at the retail level.

     Management believes the long-term outlook for its upholstery fabric sales will be influenced by certain trends:

(i) As "baby boomers" mature to the 35-64 year age group over the next decade, they will be reaching their highest earnings power. This age group includes the largest consumers of residential furniture.

(ii) Over the last several years, furniture manufacturers have moved toward more highly styled Jacquards, at the expense of less distinctive fabrics, such as flocks, plaids, plains, prints, stripes, tufts and velvets.

(iii) Consolidation in the furniture industry is resulting in fewer, but larger, customers for upholstery fabric manufacturers. These larger customers typically prefer to purchase their fabric requirements from a small number of vendors able to provide a broad range of product choices, handle their volume requirements and offer focused, customized service.

(iv) Homes are decorated more casually today than they were a decade ago, resulting in a trend toward more comfortable furniture, as well as "motion furniture." Historically, motion furniture was typically covered with less expensive flock, plain, tufted or velvet fabrics. The development of softer, more durable and highly styled Jacquards has allowed motion furniture manufacturers to improve their profit margins by differentiating their products.

(v) Pushed by consumers demanding immediate product delivery, the furniture industry has increased its focus on just-in-time manufacturing methods and shorter delivery lead times.

(vi) Both consumers and furniture manufacturers have placed increased emphasis on product quality, enabling fabric manufacturers with effective quality control systems to gain a competitive advantage.

(vii) Technological advances in the speed and flexibility of the Jacquard loom have reduced the cost of producing Jacquard fabrics, enabling them to compete more effectively with prints, velvets, flocks, tufts and other plain woven products.

GROWTH STRATEGY

     The Company's strategy to further its growth and financial performance objectives includes:

     Increasing Sales to the Middle to Better-End Segment. To capitalize on the consolidation trend in the furniture industry, the Company has positioned itself as a full service supplier of Jacquard and plain woven fabrics. The Company has expanded its fabric line by increasing both the number of products it offers at each price point and in each styling category, as well as the number of middle to better-end fabrics in its line. This has enabled the Company to sell more product to its existing customers, add new higher-end furniture manufacturers to its customer base, and provide all of its customers with a greater selection. In 1996, to generate additional business from manufacturers of higher-end upholstered furniture, Quaker began offering a select group of its middle to better-end products exclusively to those customers under its Whitaker label. Sales of the Company's middle to better-end fabrics, which Quaker first began emphasizing in the early 1990s, have increased from $66.3 million, or 56.3% of total fabric sales in 1992, to $121.7 million, or 69.0% of total fabric sales in 1996, a CAGR of 16.4%.

     Expanding International Sales. The Company has made worldwide distribution of its upholstery fabrics a key component of its growth strategy. Quaker has built an international sales and distribution network, dedicated significant corporate resources to the development of fabrics to meet the specific styling and design needs of its international customers, and put programs in place to simplify the purchase of product from Quaker. As a result, the Company's international sales have increased from $18.3 million in 1992 to $35.7 million in 1996, a CAGR of 18.2%.

     Capitalizing on the Growth of the Casual Furniture Segment. Based upon its leading position in the Jacquard market and its own internally produced chenille yarns, management believes Quaker is well positioned to benefit from the growth of the casual furniture segment, where soft, durable, distinctive fabrics, such as Quaker's Jacquard and other chenilles, are in increasing demand. The Company believes its soft, highly styled Jacquard chenille fabrics, including its Ankyra-based fabrics, are particularly well suited to meet the needs of this market segment. The styling advantages of the Company's more durable Jacquard chenille fabrics allow the Company to compete effectively with flocks, velvets and tufted fabrics which have traditionally enjoyed strong positions in this market segment.

     Penetrating Related Fabric Markets. Management believes the superior styling and performance characteristics of the Company's fabrics provide opportunities to penetrate markets related to Quaker's core residential fabric business. The Company has specifically targeted the contract (office and institutional) and recreational vehicle markets, where management believes Quaker's Jacquard chenille fabrics will provide the Company with a clear product advantage. The Company has also targeted additional sales to the decorative jobber (distributors to the interior design trade) market where management believes the Company's recently introduced Whitaker Collection will have broad appeal.

     Growing Specialty Yarn Sales. Quaker is a leading producer of specialty yarns and management believes it is the world's largest producer of chenille yarns. Sales of the Company's specialty yarns have increased from $7.8 million in 1992 to $26.8 million in 1996, a CAGR of 36.2%. In addition to the popularity of the Company's current line of specialty yarns, including its proprietary, abrasion-resistant Ankyra chenille yarns, Quaker regularly creates innovative new specialty yarns for use in the Company's fabrics and sale to the Company's growing list of yarn customers. Quaker intends to increase sales by targeting new markets and applications for its specialty yarns.

COMPETITIVE STRENGTHS

     Management believes that the following competitive strengths distinguish Quaker from its competitors and that these strengths serve as a solid foundation for the Company's growth strategy:

     Product Design and Development Capabilities. Management believes that Quaker's reputation for design excellence and product leadership is, and will continue to be, the Company's most important competitive strength. Each year the Company adds approximately 700 new products to its line to meet the styling and design, color, texture, quality and pricing requirements of furniture manufacturers selling into both the promotional and middle to better-end segments of the retail furniture market. Substantially all of the Company's products are developed by the Company's in-house design staff using CAD equipment to shorten the new product development cycle.

     Focus on Jacquard Fabrics. Quaker is one of the largest producers of Jacquard fabrics in the world. Management believes the detailed, copyrighted designs of its Jacquard fabrics have enabled it to compete primarily based on superior styling and design, contributing to Quaker's strong gross margin performance.

     Broad Product Offering. Over the past several years, the Company has taken steps to expand both the breadth and depth of the Company's product line to enable the Company to be a full service provider of Jacquard and plain woven fabrics to its customers. The Company currently offers a product line consisting of over 3,000 fabric patterns. As a result, the Company's customer base includes virtually every significant domestic manufacturer of upholstered furniture.

     Vertical Integration. Quaker is vertically integrated, beginning with the production of specialty yarns. Quaker's ability to both design and manufacture approximately 70% of its filling yarn requirements provides the Company with significant design, cost and delivery advantages. The Company intends to continue to increase these advantages through additional investments in specialty yarn manufacturing equipment.

     State-of-the-Art Manufacturing Equipment. Over the past five years, Quaker has invested in excess of $51 million in new manufacturing equipment. Management believes the Company now has one of the most modern, efficient and technologically advanced manufacturing bases in the industry. Quaker intends to spend approximately $14.4 million, plus the estimated $3.4 million net proceeds to the Company of this offering, on additional manufacturing equipment during 1997, primarily to expand chenille manufacturing capacity, increase capacity in its weaving and fabric finishing areas and support its marketing, productivity, quality, service and financial objectives.

PRODUCTS

     The Company offers a broad assortment of contemporary, traditional, transitional and country fabrics to manufacturers of both promotional-end and middle to better-end furniture at prices ranging from $2.50 to $18.00 per yard. While most of the Company's fabrics are sold under the Quaker label, the Company began marketing a select group of its middle to better-end fabrics under its Whitaker label in October 1996. In 1996 the Company's promotional-end fabric line and its middle to better-end fabric line had average gross sales prices of $3.40 per yard and $4.43 per yard, respectively, compared to $3.35 and $4.27, respectively, in 1995. The average gross sales price per yard of the Company's fabrics was $4.05 in 1996, compared to $3.88 in 1995.

     Quaker's product line consists of low to medium pick (from 6 through 14 picks per inch) woven fabrics, purchased primarily by manufacturers of promotional-end furniture; and medium to high pick (from 15 through 60 picks per inch) woven fabrics, purchased primarily by manufacturers of middle to higher-end furniture. In the textile industry, "picks per inch" refers to the number of times the filling, or weft, yarn in a fabric crosses the warp yarn in that fabric. Lower pick fabrics generally require the use of bulkier filling yarns in order to effectively "fill" each inch of space to be "covered" and, therefore, most lower pick fabrics have less well-defined designs and a considerable amount of "texture" to them. Conversely, the higher pick content of the Company's middle to better-end fabrics makes it possible for these fabrics to have more well-defined design features and to present a smoother, finer, more sophisticated appearance than its promotional-end fabrics.

     Quaker's product line is focused on fabrics with complex designs referred to in the industry as "Jacquards," because of the special Jacquard equipment, or heads, required to produce them, and also includes a broad assortment of striped, plaid, and plain fabrics. All of Quaker's looms are equipped with Jacquard heads. The use of these heads makes it possible to vary the pattern, color, and texture of both the filling and warp yarns in a fabric. Fabrics manufactured on looms without Jacquard heads have a much more limited range of possible designs.

     Quaker's product offerings are noted for their wide use of chenille yarns, which have a soft, velvet-like feel. To take advantage of casual furniture trends, and to capitalize on the rapid growth of the motion furniture market, Quaker developed a soft chenille yarn with superior abrasion resistance to compete effectively with flocks, velvets and tufted fabrics. The Company markets the line of chenille fabrics it produces using these yarns under its Ankyra label. Through a licensing agreement with Monsanto Company, a number of the Company's Ankyra-based chenille fabrics, as well as certain other fabrics in its line, have been "Wear-Dated" by Monsanto.

     The Company has taken steps to expand both the breadth and depth of the Company's product portfolio by increasing the number of fabrics designed to meet the needs of manufacturers of middle to higher-end upholstered furniture products, and expanding the number of fabrics and styles offered at each price point and in each styling category to provide all of the Company's customers with more product choices. Quaker's broad product line is very important from a competitive standpoint. It enhances the ability of the Company's customers to meet most of their fabric needs through one full-service supplier while, at the same time, allowing them to purchase fabrics in a wide enough range of designs to enable them to differentiate their own new lines of upholstered furniture from those of their competitors. In 1996, to generate additional business from manufacturers of higher-end upholstered furniture, the Company began offering a select group of its middle to better-end products exclusively to those customers under its Whitaker label. Sales of the Company's middle to better-end fabrics have increased from $66.3 million, or 56.3% of total fabric sales in 1992, to $121.7 million, or 69.0% of total fabric sales in 1996.

NEW PRODUCT DEVELOPMENT AND DESIGN

     Although management believes fashion trends in the upholstery industry do not change significantly from year to year, consumer tastes in upholstery fabric do change over time. Therefore, it is important to identify emerging fashion needs and to develop new products responsive to those needs. Management believes Quaker's design staff has an established reputation for design excellence and product leadership.

     The Company's design department has overall responsibility for the development of new upholstery fabric patterns for sale by the Company. Although the Company purchases artwork from independent artists, the Company's staff of professional designers and designer technicians creates the majority of the designs on which the Company's fabric patterns are based and also determines the construction of those patterns. The design department uses state-of-the-art CAD equipment to reduce the new product development cycle.

     The development of each new fabric line requires four to five months. The first step in the new product development process is the preparation of a merchandising plan for the line. The Company's merchandising plans are based on extensive input from Quaker's sales representatives, senior managers, and major customers and provide both a broad outline of the number of new products to be included within each major styling category (e.g., contemporary, traditional, transitional, and country), as well as the number of new products to be created for sale at each of the major price points within those styling categories.

     In addition, because of the design, cost, and delivery advantages of Quaker's vertically integrated manufacturing operations, substantial emphasis is placed on making maximum use of the Company's internally produced yarns during the fabric development process. After each new fabric merchandising plan is developed, members of the Company's fabric design and yarn development staffs meet to identify the design staff's yarn requirements for the Company's next fabric line and many of Quaker's proprietary yarns trace their origins to this design-driven process. Quaker's engineering and manufacturing staffs also play a key role in the new product development process by reviewing each proposed new product to evaluate its impact on the Company's raw material costs, equipment utilization rates and quality performance. Although some plain, striped and plaid fabrics remain in the Company's product line for 10 years or more, a successful product typically has a life of two to three years.

     Quaker's design staff also regularly creates custom patterns for customers seeking to differentiate their products for distribution purposes, hit a certain price point at the retail level, or meet a particular styling need in the market they serve. These patterns, which are not part of Quaker's "open line," are known in the industry as "Specials."

SALES AND MARKETING

  UPHOLSTERY FABRICS

     Net fabric sales during 1996 were $171.9 million, or approximately 86.4% of the Company's net sales. The Company sells its upholstery fabrics to over 600 furniture manufacturers worldwide, including substantially all of the largest domestic manufacturers of upholstered furniture. Fabric sales to the Company's top 25 customers accounted for approximately 40.8% of 1996 net sales. None of the Company's customers accounted for more than 5% of net sales during 1996.

     The Company uses a direct marketing force of 19 sales representatives, two of whom are based in Quaker's Mexico City distribution center, to market its fabrics in the United States and Mexico. All such sales representatives are paid on a commission basis and represent the Company exclusively. Quaker's fabrics are distributed internationally through a network of 27 independent commissioned agents appointed to represent the Company in Europe, the Far East, Australia, New Zealand, the Middle East, and Central and South America. All agents located outside the United States are supervised by the Company's staff of four full-time export sales managers with offices at the Company's headquarters.

     Quaker's United States customers market their products through two annual national furniture industry trade shows held in April and October in High Point, North Carolina, as well as through various regional shows. These shows provide most of Quaker's customers with the opportunity to introduce their new furniture lines to their major retail customers in a single setting. Quaker's design and marketing process is closely linked to these trade shows. The Company develops two major lines for introduction to the Company's customers at the Showtime Fabric Fairs held in High Point in January and July of each year. Almost all major U.S. furniture manufacturers attend Showtime to begin selecting fabric for the new lines of sofas and other upholstered furniture products that they will exhibit at the April and October High Point Furniture Markets. The Company also introduces two less extensive lines in April and October of each year to respond to competitive opportunities identified at the January and July Showtime trade shows.

     Quaker also markets its fabrics at a number of trade shows regularly attended by its export customers, including shows in Belgium, Dubai, Germany, Italy, and Mexico, as well as certain trade shows in the United States aimed at the international market. Foreign sales of fabric accounted for approximately 20.2% of Quaker's gross fabric sales during 1996.

     In addition to distribution from the Company's facilities in Fall River, Massachusetts, Quaker maintains four distribution centers from which its customers may purchase the Company's products directly. These facilities are located in Los Angeles, California; Mexico City, Mexico; High Point, North Carolina; and Verona, Mississippi. The Company also maintains inventory in Roosendaal, Holland.

  SPECIALTY YARNS

     Net yarn sales during 1996 were $25.7 million, or approximately 12.9% of the Company's net sales. The Company designs, manufactures and markets several types of specialty yarns, including fancy spun, fancy twisted, taslan, and chenille. Quaker is a leading developer and manufacturer of specialty yarns and management believes it is the world's largest producer of chenille yarn, a soft pile yarn which produces a velvet-like fabric. Chenille yarns, and fabrics made out of chenille yarns, have become increasingly popular over the past several years, in part, as a result of the recent trend toward softer, more casual home furnishings and apparel. The Company's specialty yarns are sold under the name of Nortex Yarns to manufacturers of home furnishings products, principally weavers of upholstery fabric, throws, afghans and other products, as well as manufacturers of sweaters and other apparel. The Company has approximately 55 yarn customers.

     Management believes the technical expertise of Quaker's yarn development staff provides the Company with an important competitive advantage by enabling Quaker to create and market innovative specialty yarns to meet its customers' styling and performance criteria. For example, the creation of Quaker's line of Ankyra chenille yarns was an important product breakthrough for both Quaker and its yarn customers. Historically, chenille yarns have had difficulty meeting the durability standards required for use in fabrics which are likely to be subjected to heavy wear, such as car seats and certain home furnishings products. Quaker's yarn development staff created a finished chenille yarn with superior abrasion resistance and the Company was recently notified that the United States Patent and Trademark Office had approved its application for patent protection of the Company's Ankyra process.

     Quaker's Ankyra technology has enabled the Company to expand the sale of its chenille yarns to makers of end products for which both softness and durability are important. Management believes that this will prove to be a source of further growth in the Company's yarn sales. In addition, the Company believes that a number of the other specialty yarns developed by Quaker's yarn development technicians have significant revenue potential and that important market opportunities exist for all of its specialty yarns outside the United States.

MANUFACTURING

     All of Quaker's fabrics and yarns are manufactured at the Company's four Fall River, Massachusetts manufacturing facilities and management estimates that approximately 85% of the Company's fabric sales in recent years have been manufactured to customer order. The Company's objective is to operate its production facilities on a five to five and one half-day week, three-shift schedule. However, during periods of heaviest demand, Quaker operates some or all of its production areas on seven-day, three-shift schedules.

     The Company's vertically integrated manufacturing process begins with the production of specialty yarns, primarily for use in the production of the Company's fabrics, but also for sale to manufacturers of home furnishings products and apparel in the United States. Although the Company purchases all of its commodity yarns, most of the Company's weft, or filling, yarn needs are met through internal production. The next stage of the fabric manufacturing process involves the preparation of beams of warp yarn. The beams are then sent to the Company's weave rooms, where looms are used to weave the warp and filling yarns together. The final steps in the fabric production process include the application of a latex backing, to enhance the durability and performance characteristics of the end product, as well as a stain-resistant finish upon customer request, and a final product quality inspection prior to shipment to the Company's customers.

     Quaker has added approximately 200 new looms to its manufacturing base since the 1989 Acquisition and the addition of these newer looms has increased both production capacity and efficiency, without a proportionate increase in labor costs. All of the Company's looms are equipped with Jacquard heads, maximizing the Company's ability to design its products to meet customer needs, without being limited by equipment-related design constraints.

     The Company's fabrics are generally shipped directly to its customers on an FOB Fall River or FOB warehouse basis. The Company also supplies its distribution centers with an appropriate selection of fabrics for customers needing immediate delivery.

     From the 1989 Acquisition through 1996, the Company placed in service manufacturing equipment with an aggregate cost of approximately $62 million to increase capacity, improve manufacturing efficiencies, and support the Company's marketing, quality and delivery objectives. The Company plans to purchase during 1997 an additional $14.4 million, plus the estimated $3.4 million net proceeds to the Company from this offering, of manufacturing equipment. Management believes that during each of the next several years additional capital equipment will be needed to meet anticipated demand for the Company's products.

QUALITY ASSURANCE

     Management believes that product quality is a significant competitive factor in both the domestic and international fabric markets and has established aggressive performance objectives for the Company in this area. Quaker's quality initiatives include:

     - The introduction of a revised group incentive program in certain of its production departments to factor quality into the overall compensation programs in these areas.

     - Inspection of all incoming raw materials to ensure they meet the Company's product specifications and to provide prompt feedback to vendors when defects are discovered so that corrective actions may be undertaken immediately.

     - The assignment of additional quality control staff to each of the Company's weaving areas and to various other quality-critical production departments to identify defects early in the manufacturing process.

     - A final quality inspection of the Company's yarn and fabric products before they are released for shipment.

     - The use of statistical process control reports to provide continuous monitoring of the Company's performance against industry standards and its own internal quality standards.

     - Progress toward ISO 9001 certification.

     In addition to these measures, the built-in quality control features and more precise settings on the new production equipment the Company has placed in service since 1990 have also played an important role in the Company's efforts to provide defect-free products to its customers.

     Primarily as a result of the Company-wide quality improvement program implemented in early 1996, the Company's quality-related return rate, as a percentage of total yards shipped, improved from 0.8% in 1995 to 0.6% in 1996, and the Company's sales of second-quality fabric decreased by 45.3%, from $3.9 million in 1995 to $2.2 million in 1996.

TECHNOLOGY

     As part of Quaker's overall strategy to improve productivity and achieve a service advantage over its competitors, the Company strives to introduce new technologies into its operations whenever possible. Quaker's efforts in this area include: (i) the use of its MRP II system to provide computer support to the

Company's manufacturing operations; (ii) the use of CAD equipment to reduce the time required to bring its new products to market, including the design of "Specials"; (iii) the use of bar-coding systems to improve both the efficiency of its own manufacturing operations and service to its customers; and (iv) the use of electronic Jacquard heads and other production equipment equipped with microprocessors to improve manufacturing efficiencies and reduce unit costs.

     During 1996, the Company completed a comprehensive re-evaluation of its data processing systems and developed a long-range information systems plan intended to meet the Company's future management information needs and to provide new and innovative technology solutions to the Company's customers. As a result of this study, Quaker is in the process of upgrading its MRP II system to an Enterprise Resource Planning ("ERP") system, with a full conversion to ERP expected during 1998. Management believes that the installation of the Company's new ERP system will enhance Quaker's ability to meet its quality and service objectives by: (i) providing Quaker's customers with direct access to the system to check the status of their orders; (ii) reducing delivery lead times by improving the Company's ability to accurately forecast its raw material requirements, provide better and more timely information to its vendors and schedule its production operations more efficiently; and (iii) providing computerized support to the Company's quality control system and ISO 9001 certification efforts.

     The Company's CAD equipment is used not only to develop new fabric designs but also to prepare plastic Jacquard cards for use with the Company's mechanical Jacquard heads, and computer disks for use with Quaker's newer electronic Jacquard heads. These plastic cards and computer disks contain precise instructions about the construction of the particular fabric pattern to be woven; however, the use of computer disks substantially reduces the amount of equipment downtime required for style changes, resulting in improved manufacturing efficiencies. See "Business -- New Product Development and Design."

     The Company first introduced bar-coding technology in certain of its operations in 1993. In 1997, Quaker plans to introduce bar-coding technology in the balance of its manufacturing areas so that material movement can be traced electronically from receiving to shipping.

     Much of the new equipment Quaker has added to its manufacturing base since the 1989 Acquisition is equipped with microprocessors and other electronic controls. In particular, all the Jacquard heads purchased by the Company since 1993 are electronic, substantially reducing the amount of time it takes to change from the production of one fabric pattern to the next, and contributing to improved productivity in Quaker's manufacturing areas.

SOURCES AND AVAILABILITY OF RAW MATERIALS

     Quaker's raw materials consist principally of polypropylene, polyester, acrylic, cotton and rayon fibers and yarns for use in its yarn manufacturing and fabric weaving operations, and latex to backcoat its finished fabrics. In addition, Quaker purchases commission dyeing services from various dyehouses which dye, to the Company's specifications, certain of the yarns the Company produces internally and purchases from other manufacturers. Substantially all of the raw materials used by the Company are purchased from primary producers with manufacturing operations in the United States. The Company is dependent upon outside suppliers for its raw material needs, including dyeing services, and is subject to price increases and delays in receiving these materials and services. The Company's raw materials are predominantly petrochemical products and their prices fluctuate with changes in the underlying market for petrochemicals in general. Historically, the Company has been able to pass through a substantial portion of any increases in its raw material costs; however, the Company experienced significant increases in certain raw material prices in 1995 which it was not able to pass through fully to its customers during 1995 and which contributed to a reduction in the Company's 1995 gross margin.

     Future price levels of raw materials will depend upon supply and demand conditions, the general inflation rate, and overall economic conditions. Although other sources are available, the Company currently procures approximately one-half of its raw material components from two major industry suppliers, one of which is the sole supplier of a filament yarn used in the Company's chenille manufacturing operations. Generally, Quaker has not experienced any significant difficulty in meeting its raw material needs, expects that it will be able to obtain adequate amounts to meet future requirements, and seeks to identify alternate sources for all critical raw material components.

COMPETITION

     The markets for the Company's products are highly competitive. Competitive factors in the upholstery fabric business include product design, styling, price, customer service and quality. Price is a more important competitive factor in the promotional-end of the market than it is in the middle to better-end of market, where competition is weighted more heavy toward fabric styling and design considerations. Although the Company has experienced no significant competition in the United States from imports to date, changes in foreign exchange rates or other factors could make imported fabrics more competitive with the Company's products in the future.

     The Company's principal competitors include: Burlington House Upholstery Division of Burlington Industries Inc., Culp, Inc., Joan Fabrics Corporation, the Mastercraft Division of Collins & Aikman Corporation and Valdese Weavers, Inc. Several of the companies with which the Company competes have greater financial resources than the Company. The Company's products compete with other upholstery fabrics and furniture coverings, including prints, flocks, tufts, velvets and leather.

BACKLOG

     As of January 4, 1997, the Company had orders pending for approximately $29.1 million of fabric and yarn compared to $24.5 million as of December 30, 1995. The Company's backlog position at any given time may not be indicative of the Company's long-term performance.

TRADEMARKS, PATENTS, COPYRIGHTS

     The Company seeks copyright protection for all new fabric designs it creates, and management believes that the copyrights owned by the Company serve as a deterrent to those industry participants which might otherwise seek to replicate the Company's unique fabric designs. In June 1995, the Company introduced a new collection of fabrics featuring Quaker's proprietary Ankyra chenille yarns. The Company has recently been notified that the United States Patent and Trademark Office has approved its application for patent protection of the proprietary manufacturing process developed by Quaker to produce these yarns. Quaker has also filed an application with the United States Patent and Trademark Office for registration of its Whitaker mark.

INSURANCE

     The Company maintains general liability and property insurance. The costs of insurance coverage vary generally and the availability of certain coverages has fluctuated in recent years. While the Company believes that its present insurance coverage is adequate for its current operations, there can be no assurance that the coverage is sufficient for all future claims or will continue to be available in adequate amounts or at reasonable rates.

EMPLOYEES

     The Company is the largest manufacturer, and the second largest private sector employer, in Fall River, Massachusetts. As of January 5, 1997, Quaker employed 1,647 persons, including 1,339 production employees, 111 technical and clerical employees, and 197 exempt employees and commissioned sales representatives. The Company's employees are not represented by a labor union. In October 1994, the Teamsters Local 251, headquartered in East Providence, Rhode Island, filed an election petition. In November 1994, the union withdrew its election petition. Management believes that employee relations are good.

PROPERTIES

     Quaker is headquartered in Fall River, Massachusetts where it currently has four facilities, three used primarily for manufacturing purposes, including warehouse space. The fourth facility houses the Company's executive, administrative and design areas as well as certain manufacturing operations. The Company has three distribution centers in the United States and one in Mexico. The table below sets forth certain information relating to the Company's current facilities:

                                                                              APPROXIMATE
                                                                             ENCLOSED AREA
                     LOCATION                             PRIMARY USE        (SQUARE FEET)   OWNERSHIP
---------------------------------------------------  ---------------------  --------------   ---------
Grinnell Street, Fall River........................  Manufacturing              728,000         Owned
Quequechan Street, Fall River......................  Manufacturing              244,000         Owned
Davol Street, Fall River...........................  Offices/Manufacturing      245,000         Owned
Ferry Street, Fall River...........................  Manufacturing              193,000         Owned
Verona, Mississippi................................  Distribution Center         20,000         Owned
City of Industry, California.......................  Distribution Center         17,286      Leased(1)
Mexico City, Mexico................................  Distribution Center          9,000      Leased(2)
High Point, North Carolina.........................  Distribution Center          8,500      Leased(3)

---------------
(1) Lease expires October 1, 2001.
(2) Lease expired February 5, 1997. The Company is in the process of negotiating a renewal.
(3) Lease expires July 31, 2001.

     The Company also maintains inventory at a public warehouse in Roosendaal, Holland. Quaker has sales offices in Fall River, Massachusetts; Mexico City, Mexico; Hickory and High Point, North Carolina; Chicago, Illinois; Tupelo, Mississippi; and Los Angeles, California. All of the Company's sales offices, except the one in Fall River, Massachusetts, are leased.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to numerous federal, state, and local laws and regulations pertaining to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company's facilities are located in industrial areas and, therefore, there is the possibility of incurring environmental liabilities as a result of historic operations at the Company's sites. Environmental liability can extend to previously owned or leased properties, properties owned by third parties, and properties currently owned or leased by the Company. Environmental liabilities can also be asserted by adjacent landowners or other third parties in toxic tort litigation. In addition, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), and analogous state statutes, liability can be imposed for the disposal of waste at sites targeted for cleanup by federal and state regulatory authorities. Liability under CERCLA is strict as well as joint and several. Further, certain of the Company's manufacturing areas are subject to OSHA's "Comprehensive Cotton Dust Standard." Environmental laws and regulations are subject to change in the future, and any failure by the Company to comply with present or future laws or regulations could subject it to future liabilities or interruption of production which could have a material adverse effect on the Company. In addition, changes in environmental regulations could restrict the Company's ability to expand its facilities or require the Company to incur substantial unexpected other expenses to comply with such regulations.

     In particular, the Company is aware of soil and groundwater contamination relating to the use of certain underground fuel oil storage tanks at its Fall River facilities. The Company has notified the Commonwealth of Massachusetts regarding these releases. The Company's ultimate clean-up costs relating to these underground storage tanks cannot be predicted with certainty at this time. In addition, during the fourth quarter of 1993 the Company removed and encapsulated asbestos at two of its facilities and the Company has an on-going asbestos management program in place to appropriately maintain the asbestos that remains present at its facilities. At Quaker's former facility in Claremont, New Hampshire, it has been determined that there is oil-contaminated soil, as well as groundwater contamination, resulting from a leak during the mid-1970s from an underground fuel storage tank. The Company has agreed to indemnify the purchaser for clean-up costs subject to certain limitations. The Company has also agreed to indemnify the purchaser of the Company's former facility in Leominster, Massachusetts, for certain environmental contingencies.

     The Company has accrued reserves for environmental matters based on information presently available. Based on this information and the Company's established reserves, the Company does not believe that these environmental matters will have a material adverse effect on either the Company's financial condition or results of operations. However, there can be no assurance that these reserves will be adequate or that the costs associated with environmental matters will not increase in the future.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings other than routine legal proceedings incidental to its business, which, in the opinion of management, are immaterial in amount or are expected to be covered by the Company's insurance carriers.

                                   MANAGEMENT

     The following table sets forth certain information regarding the directors and executive officers of the Company:

                   NAME                      AGE                        POSITION
------------------------------------------   ----   -------------------------------------------------
Larry A. Liebenow(1)(2)...................     53   President, Chief Executive Officer, and Director
Anthony Degomes(2)........................     56   Vice President--New Business Development
James A. Dulude...........................     41   Vice President--Manufacturing
Thomas J. Finneran........................     57   Vice President--Sales
Cynthia L. Gordan.........................     49   Vice President, Secretary, and General Counsel
Paul J. Kelly.............................     52   Vice President--Finance and Treasurer
Thomas H. Muzekari........................     56   Vice President--Marketing
M. Beatrice Spires........................     35   Vice President--Styling and Design
J. Duncan Whitehead(2)....................     54   Vice President--Technology and Development, and
                                                      Yarn Sales
Sangwoo Ahn(1)(3).........................     58   Chairman of the Board
Perry J. Lewis(1)(3)......................     59   Director
Eriberto R. Scocimara(4)..................     61   Director
Ira Starr(3)(4)...........................     37   Director

-------------------

(1) Member of Compensation Committee.
(2) Affiliated with Nortex Holdings.
(3) Affiliated with Morgan Lewis Githens & Ahn, Inc.
(4) Member of Audit Committee.

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is a description of the backgrounds of the directors and executive officers of the Company. There are no family relationships among any of the Company's directors or executive officers.

     Larry A. Liebenow. Mr. Liebenow has served as President, Chief Executive Officer, and a Director of the Company since September 1989. From July 1983 until September 1989, Mr. Liebenow was Chairman of the Board and President of Nortex International, Inc., a manufacturer and distributor of specialty yarns which was merged into the Company in the 1989 Acquisition ("Nortex International"). From September 1971 to July 1983, Mr. Liebenow served as the Chief Operating Officer of Grupo Pliana, S.A., a Mexican yarn and upholstery fabric manufacturing concern. Mr. Liebenow is also a trustee of Eastern Utilities Associates; a Director of the U.S. Chamber of Commerce, Chairman of its Western Hemisphere Task Force and a member of its International Policy Committee; and a Director of the American Textile Manufacturers Institute.

     Anthony Degomes. Mr. Degomes has been employed by the Company since September 1989 and has served as Vice President -- New Business Development since March 1996. Mr. Degomes served as Vice President -- Styling and Design of the Company from September 1991 to March 1996. From December 1990 to September 1991, Mr. Degomes served as the Company's Director of Styling and Design. From September 1989 to November 1990, Mr. Degomes served as the Vice
President -- Styling, Design and Development of the Company's Nortex Division. From March 1984 to September 1989, Mr. Degomes served as the Vice President in charge of Styling and Development for Nortex International.

     James A. Dulude. Mr. Dulude has been employed by the Company since May 1986 and has served as Vice President -- Manufacturing since August 1995. Mr. Dulude served as Vice President -- Purchasing, Planning and MIS from November 1990 to August 1995. Mr. Dulude served as the Company's Director of Purchasing and Planning from May 1989 to November 1990, Director of Planning and Scheduling from July 1988 to May 1989, and Director of Information Systems from May 1986 to July 1988.

     Thomas J. Finneran. Mr. Finneran has been employed by the Company since January 1982, and has served as Vice President -- Sales since March 1996. Mr. Finneran served as Vice President -- Marketing from July 1988 to March 1996 and Vice President -- Sales from January 1982 to July 1988. From 1973 to January 1982, Mr. Finneran was responsible for sales and marketing of velvets, Jacquard and dobbie product lines at Joan Fabrics Corporation.

     Cynthia L. Gordan. Ms. Gordan has been employed by the Company since March 1988 and has served as Vice President, Secretary, and General Counsel of the Company since March 1989. Ms. Gordan is also responsible for the Company's Risk Management, Investor Relations and Human Resources functions. From April 1986 to November 1987, Ms. Gordan served as a Senior Associate in the Corporate Department of the Chicago law firm of Katten Muchin & Zavis. From November 1981 to April 1986, Ms. Gordan was employed by The General Electric Company where she served first as the Vice President and General Counsel of General Electric's life, property and casualty insurance affiliates in Providence, Rhode Island, and later as the strategic planner and acquisition specialist for a division of General Electric Capital Corporation.

     Paul J. Kelly. Mr. Kelly has served as Vice President -- Finance, Treasurer and Chief Financial Officer of the Company since December 1989, and since November 1993 has also had responsibility for working with industry and institutional equity research analysts. From January 1988 to December 1989, Mr. Kelly was the co-founder and President of International Business Brokers and Consultants Ltd., a business broker and consulting firm. From December 1977 to December 1987, Mr. Kelly served as Chief Financial Officer of Ferranti Ocean Research Equipment, Inc., an international manufacturing concern. From February 1973 to December 1977, he was a certified public accountant with Arthur Andersen & Co.

     Thomas Muzekari. Mr. Muzekari has served as Vice President -- Marketing since March 1996. From September 1989 until February 1996, Mr. Muzekari was the Vice President -- Marketing for the Velvet Division of Collins & Aikman Group, Inc. ("C&A").

     M. Beatrice Spires. Ms. Spires has been employed by the Company since September 1995 and has served as Vice President -- Styling and Design since March 1996. From September 1995 to March 1996, Ms. Spires served as Quaker's Director of Design. From July 1992 to September 1995, Ms. Spires was Vice President -- Merchandising for the Velvet Division of C&A.

     J. Duncan Whitehead.  Mr. Whitehead has served as Vice
President -- Technology and Development, and Yarn Sales since December 1996. Mr. Whitehead served as Vice President -- Research and Technology, and Yarn Sales from August 1995 to December 1996. Mr. Whitehead served as Vice
President -- Yarn Sales and Development from May 1990 to August 1995. From September 1989 to May 1990, Mr. Whitehead was the Vice President -- Sales and Marketing for the Company's Nortex Division. From July 1983 to September 1989, Mr. Whitehead served as Vice President of Sales and Marketing for Nortex International.

     Sangwoo Ahn. Mr. Ahn has served as a director of the Company since March 12, 1993 and Chairman of the Board since May 19, 1993. Mr. Ahn has served as a general partner of MLGAL Partners ("MLGAL"), the general partner of MLGA Fund since 1987 and as a managing director of its affiliate, Morgan Lewis Githens & Ahn, Inc., an investment banking firm, since 1982. Mr. Ahn also serves as a director of Gradall Industries, Inc., Kaneb Services, Inc., Kaneb Pipe Line Partners, L.P., ITI Technologies Inc., PAR Technology Corp., and Stuart Entertainment, Inc.

     Perry J. Lewis. Mr. Lewis has served as a director of the Company since March 12, 1993. Since 1987, Mr. Lewis has served as a general partner of MLGAL and as a managing director of its affiliate, Morgan Lewis Githens & Ahn, Inc., since 1982. Mr. Lewis also serves as a director of Aon Corporation, Evergreen Media Corporation, Stuart Entertainment, Inc., ITI Technologies, Inc., and Gradall Industries, Inc.

     Eriberto R. Scocimara. Mr. Scocimara has served as a director of the Company since December 14, 1993. Since April 1, 1994, Mr. Scocimara has been the President and Chief Executive Officer of the Hungarian-American Enterprise Fund, a private tax-exempt Delaware corporation established pursuant to Federal law for the purpose of promoting private enterprise in Hungary. Mr. Scocimara has been the President and Chief Executive Officer of Scocimara & Company, Inc., a financial consulting firm, and a general partner of Rockwood Holdings International, a partnership organized for the purpose of acquiring and operating small companies, since 1984. Since 1990, he has also been a partner of The Contrarian Group, an investment and management company. Mr. Scocimara also serves as a director of Carlisle Corporation, Harrow Corporation, Roper Industries, Inc., and several privately owned companies.

     Ira Starr. Mr. Starr has served as a director of the Company since March 12, 1993. Mr. Starr served as a Vice President of Morgan Lewis Githens & Ahn, Inc. from May 1988 to December 1993 and has been a managing director since January 1994. Mr. Starr also serves as a director of Haynes International, Inc. and Stuart Entertainment, Inc.

     In connection with the 1993 Recapitalization, the stockholders of the Company entered into a stockholders agreement (the "Stockholders Agreement") pursuant to which Nortex Holdings granted MLGA Fund, for so long as MLGA Fund beneficially owns at least 20% of the outstanding Common Stock, a proxy with respect to such number of shares of Common Stock owned by Nortex Holdings as would enable MLGA Fund to vote a majority of the outstanding shares of Common Stock. The Stockholders Agreement also provides that, for so long as the proxy is outstanding, MLGA Fund will vote its shares of Common Stock, and the shares of Common Stock subject to the proxy, to cause Mr. Liebenow to continue to serve as a director of the Company. The Stockholders Agreement will terminate upon consummation of this offering. There are no other arrangements or understandings between any director and any other person as to his election as Director.

     All directors of the Company hold office until the next annual meeting of stockholders of the Company or until their successors are elected and qualified. The Company's President, Secretary and Treasurer are elected annually by the Board at its first meeting following the annual meeting of stockholders. All other executive officers hold office until their successors are chosen and qualified.

     Pursuant to Section 145 of the DGCL, Article NINTH of the Company's certificate of incorporation provides that the Company shall indemnify its directors and officers against liability for certain of their acts. Article EIGHTH of the Company's certificate of incorporation provides that, except to the extent prohibited by the DGCL, no director of the Company shall be liable to the Company for monetary damages for breach of his fiduciary duty as a director. In addition, the Company has entered into indemnification agreements with certain of its directors indemnifying such persons against judgments and other expenses incurred in connection with pending or threatened litigation resulting from that director's position with the Company. The Company also provides its directors and officers with coverage under a director's and officer's liability insurance policy.

COMMITTEES

     The Board has established an Audit Committee consisting of two directors and a Compensation Committee consisting of three directors. The Audit Committee, currently composed of Messrs. Scocimara and Starr, meets periodically with management and the Company's independent accountants to determine the adequacy of internal controls and other financial reporting matters. The Compensation Committee, currently composed of Messrs. Ahn, Lewis and Liebenow, reviews general policy matters relating to compensation and benefits of employees generally and has responsibility for reviewing and approving compensation and benefits for all officers of the Company. The Compensation Committee also administers the Company's stock option plans.

DIRECTORS' REMUNERATION

     With the exception of Mr. Scocimara, directors of the Company do not receive a fee for serving as directors. For his services as a director of the Company, Mr. Scocimara is paid a $15,000 annual retainer and is entitled to receive a $1,000 fee for each Board and Committee meeting attended. It is anticipated that following the consummation of this offering, Messrs. Ahn, Lewis and Starr will be paid for their services as directors. All directors are reimbursed for all out-of-pocket expenses incurred by them in connection with their attendance at Board meetings.

     Effective July 28, 1995, the Company granted to Mr. Scocimara an option (the "Director's Option"), exercisable at any time prior to April 18, 2005, to purchase 5,000 shares of Common Stock at an exercise price of $11.00 per share. The Director's Option provides that it will vest in equal annual installments over a three-year period. For a period of three months following the termination of directorship for any reason except for cause (as defined in the Director's Option), the optionholder may exercise that portion of the option which was otherwise exercisable on the date of termination. Upon termination of the directorship for cause, all unexercised options would be forfeited.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Messrs. Liebenow, Ahn and Lewis. Mr. Liebenow, who is President, Chief Executive Officer and a director of the Company, participates in all discussions and decisions regarding salaries, benefits and incentive compensation for all employees of the Company, except discussions and decisions relating to his own salary, benefits and incentive compensation.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid or accrued by the Company for services rendered during 1994, 1995 and 1996 to the Chief Executive Officer of the Company and to each of the four other most highly compensated executive officers of the Company whose total cash compensation for 1996 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                            ANNUAL COMPENSATION(1)
                                                                       --------------------------------        ALL OTHER
                    NAME AND PRINCIPAL POSITION                        YEAR      SALARY($)     BONUS($)     COMPENSATION($)
-------------------------------------------------------------------    ----      ---------     --------     ---------------
Larry A. Liebenow..................................................    1996       575,000       60,000(2)        44,982(3)
  President and Chief                                                  1995       574,519           --           43,857(4)
  Executive Officer                                                    1994       550,000       75,000(5)        41,501(6)

Thomas J. Finneran.................................................    1996       272,885       25,000(7)        16,150(3)
  Vice President -- Sales                                              1995       260,000           --           15,550(4)
                                                                       1994       252,885       38,500(8)        15,000(6)

Anthony Degomes....................................................    1996       205,000       25,000(7)        24,594(3)
  Vice President -- New Business Development                           1995       202,500           --           23,572(4)
                                                                       1994       187,500       38,500(8)        21,662(6)

Cynthia L. Gordan..................................................    1996       170,000       25,000(7)        10,600(3)
  Vice President, Secretary and                                        1995       163,654           --           10,150(4)
  General Counsel                                                      1994       147,308       38,500(8)         9,000(6)

J. Duncan Whitehead ...............................................    1996       170,000       25,000(7)        23,867(3)
  Vice President -- Technology and                                     1995       155,961           --           22,370(4)
  Development, and Yarn Sales                                          1994       140,000       38,500(8)        21,389(6)

---------------
(1) The aggregate amount of other annual compensation paid to each of the named executive officers during 1994, 1995 and 1996 was less than $50,000 and also less than 10% of the total annual salary and bonus paid to each.
(2) Consists of a bonus paid in 1997 attributable to 1996 operations pursuant to the terms of the Employment Agreement (as hereinafter defined).
(3) Includes the Company's payment of $34,500, $15,750, $12,300, $10,200 and
    $9,300 to cover insurance premiums on the split dollar insurance policies being used to informally fund the Company's obligations to Messrs. Liebenow, Finneran and Degomes, Ms. Gordan and Mr. Whitehead, respectively, under the Company's Retirement Plan (as hereinafter defined); the Company's contribution of $400 to each of Messrs. Liebenow's and Finneran's, Ms. Gordan's and Mr. Whitehead's accounts under the Company's 401(k) plan; and the Company's payment of $10,082, $12,294 and $14,167 in insurance premiums due with respect to certain personal life and disability insurance policies owned by Messrs. Liebenow, Degomes and Whitehead, respectively.
(4) Includes the Company's payment of $33,375, $15,150, $11,850, $9,750 and
    $8,550 to cover insurance premiums on the split dollar insurance policies used to informally fund the Company's obligations to Messrs. Liebenow, Finneran and Degomes, Ms. Gordan and Mr. Whitehead, respectively, under the Company's Retirement Plan; the Company's contribution of $400 to each of Messrs. Liebenow's, Finneran's and Whitehead's and Ms. Gordan's accounts under the Company's 401(k) plan; and the

    Company's payment of $10,082, $11,722 and $13,420 in insurance premiums due with respect to certain personal life and disability insurance policies owned by Messrs. Liebenow, Degomes and Whitehead, respectively.
(5) Consists of a bonus paid in 1995 attributable to 1994 operations pursuant to the terms of the Employment Agreement.
(6) Includes the Company's payment of $31,500, $15,000, $10,350, $8,700 and
    $8,130 to cover insurance premiums on the split dollar insurance policies being used to informally fund the Company's obligations to Messrs. Liebenow, Finneran and Degomes, Ms. Gordan and Mr. Whitehead, respectively, under the Company's Retirement Plan; the Company's contribution of $300 to each of Messrs. Liebenow's and Whitehead's and Ms. Gordan's accounts under the Company's 401(k) plan; and the Company's payment of $9,701, $11,312 and $12,959 in insurance premiums due with respect to certain personal life and disability insurance policies owned by Messrs. Liebenow, Degomes and Whitehead, respectively.
(7) Consists of a bonus paid in 1997 attributable to 1996 operations.
(8) Consists of payments made in 1995 to such officer pursuant to the Company's 1994 EIC Plan (as hereinafter defined).

OPTION/SAR EXERCISES AND HOLDINGS

     The following table sets forth certain information concerning the fiscal year-end value of unexercised options held by the executives named in the Summary Compensation Table. No options were exercised by these executives in 1996.

                       FISCAL YEAR-END OPTION/SAR VALUES

                                                  NUMBER OF             NUMBER OF           VALUE OF THE          VALUE OF THE
                                                 SECURITIES            SECURITIES          UNEXERCISED IN-       UNEXERCISED IN-
                                                 UNDERLYING            UNDERLYING             THE-MONEY             THE-MONEY
                                               OPTIONS/SARS AT       OPTIONS/SARS AT       OPTIONS/SARS AT       OPTIONS/SARS AT
                                                  FY-END(#)             FY-END(#)           FY-END($)(1)          FY-END($)(1)
                                              -----------------     -----------------     -----------------     -----------------
                   NAME                          EXERCISABLE          UNEXERCISABLE          EXERCISABLE          UNEXERCISABLE
------------------------------------------    -----------------     -----------------     -----------------     -----------------
Larry A. Liebenow.........................         148,751(2)             99,167(2)          $ 1,885,419           $ 1,256,946
Thomas J. Finneran........................          31,852(3)             21,235(3)          $   310,716           $   250,892
                                                     7,489(4)                 --                  46,469                    --
                                                   -------                ------             -----------           -----------
                                                    39,341                21,235             $   357,185           $   250,892
                                                   =======                ======             ===========           ===========
Anthony Degomes...........................          30,466(2)             20,310(2)          $   386,157           $   257,429
Cynthia L. Gordan.........................          31,852(3)             21,235(3)          $   310,716           $   250,892
                                                     7,489(4)                 --                  46,469                    --
                                                   -------                ------             -----------           -----------
                                                    39,341                21,235             $   357,185           $   250,892
                                                   =======                ======             ===========           ===========
J. Duncan Whitehead.......................          42,999(2)             28,666(2)          $   545,008           $   363,329
                                                   -------                ------             -----------           -----------

---------------
(1) Based on a closing sales price of $13.875 per share as quoted on the Nasdaq National Market on January 3, 1997, the last trading date in fiscal 1996.

(2) Represents the indicated person's proportionate interest (based upon ownership of Nortex Holdings shares) in the Nortex Option. The exercise price of the shares covered by each option is $1.20 per share and the Nortex Option covers a total of 370,359 shares of Common Stock. The unvested portion of the Nortex Option will vest upon the consummation of this offering.
(3) Represents options granted by the Company to certain executive officers of the Company (the "1993 Stock Option Plan"). The exercise price of the shares covered by each option is $4.12 per share as to 60% of the shares purchasable upon exercise of the option and $2.06 per share as to 40% of the shares purchasable upon exercise of the option. Pursuant to the 1993 Stock Option Plan, all unvested options granted thereunder will vest upon the consummation of this offering.
(4) Represents options with an exercise price of $7.67 per share granted by Nortex Holdings to certain executive officers of the Company (the "Holdings Options").

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AGREEMENTS

     The Company is a party to an Employment Agreement, amended as of February 24, 1997 (the "Employment Agreement"), with Larry A. Liebenow pursuant to which Mr. Liebenow serves as President and Chief Executive Officer of the Company on a full-time basis for the period ending March 12, 2002, subject to an automatic three-year extension unless terminated by the Company upon one year's prior notice. Mr. Liebenow may terminate the Employment Agreement at any time upon three months' prior notice. The Employment Agreement provides for a base salary of $600,000 (effective January 1, 1997), subject to annual increases as may be determined by the Board, as well as certain benefits and reimbursement of expenses. The Employment Agreement provides for annual bonuses in such amounts as the Board shall determine. Pursuant to the Employment Agreement, the Company has the right to terminate Mr. Liebenow's employment only for cause (as defined in the Employment Agreement). Upon voluntary termination of employment by Mr. Liebenow, termination of his employment for cause (other than conviction of a crime involving moral turpitude) or termination of his employment for any other reason (other than conviction of a crime involving moral turpitude), Mr. Liebenow will receive a lump sum payment equal to three times his prior year's base salary plus any bonus paid or payable with respect to the prior year. If the Employment Agreement had terminated as of February 24, 1997, Mr. Liebenow would have been entitled to receive $1,905,000. The Employment Agreement also provides for the continuation of his salary through March 12, 2002 in the event Mr. Liebenow dies or becomes disabled or incapacitated. In addition, the Employment Agreement prohibits Mr. Liebenow from disclosing or using any confidential information of the Company or competing with the Company during the period of his employment and for one year thereafter.

     The Company has entered into severance agreements with three of its executive officers, including Mr. Finneran and Ms. Gordan. Pursuant to these agreements, in the event Mr. Finneran's employment is terminated without cause, Mr. Finneran will be entitled to receive an amount equal to one year's base salary (based on his highest annual base salary) payable monthly in arrears and, for the one year period following his termination date, will be further entitled to continue to participate in each of the fringe benefit programs offered by the Company to its employees generally. In the event Ms. Gordan or the other Company officer with a similar agreement, is terminated without cause, Ms. Gordan and such other officer will be entitled to receive an amount equal to six months' base salary (based on their respective highest annual base salaries) payable monthly in arrears and, for the six month period following his or her termination date, will be further entitled to continue to participate in each of the fringe benefit programs offered by the Company to its employees generally. If the employment relationship of each executive officer with a severance agreement had terminated on January 4, 1997, Mr. Finneran and Ms. Gordan would have been entitled to receive $270,000, and $85,000 respectively, and the three executive officers as a group would have been entitled to receive $440,000.

BENEFIT PLANS

1993 STOCK OPTION PLAN

     Effective April 13, 1993, the Company established the 1993 Stock Option Plan in which officers and other key employees of the Company may participate. Options granted under the 1993 Stock Option Plan are nonqualified options. The 1993 Stock Option Plan provides for the issuance of options to purchase up to 318,354 shares of Common Stock, subject to adjustment under certain circumstances. The 1993 Stock Option Plan is intended to provide participating employees with a more direct stake in the success of the Company and to support the Company's efforts to attract and retain qualified employees.

     The 1993 Stock Option Plan is administered by the Compensation Committee of the Board of the Company. A subcommittee of the Compensation Committee, consisting solely of non-employee directors, determines, subject to the provisions of the Plan and such limitations as the Board may from time to time impose, the persons to whom, and the time or times at which, grants shall be made, the number of shares of Common Stock subject to an option, and other terms and provisions of the options.

     The exercise price of the shares of Common Stock covered by each option is $4.12 per share as to 60% of the shares purchasable upon exercise of the option and $2.06 per share as to 40% of the shares purchasable upon exercise of the option. The 1993 Stock Option Plan provides that each option will vest in equal annual installments over a five-year period, with that portion of the option with the higher exercise price vesting first. For a period of the lesser of three months or the remaining term of the option following the termination of employment for any reason other than voluntary termination or termination for cause (as defined in the 1993 Stock Option Plan), an optionholder may exercise any unexercised options to the extent such options are then exercisable. Upon termination of employment for cause, all unexercised options are forfeited. Options may not be exercised after the tenth anniversary of the date of grant. Upon the occurrence of a change in control of the Company (as defined in the 1993 Stock Option Plan) all options granted will become immediately exercisable in full.

     As of January 4, 1997, there were outstanding options under the 1993 Stock Option Plan to purchase an aggregate of 306,348 shares of Common Stock at a weighted average exercise price of $3.29 per share, including options to purchase 53,087 shares held by each of Mr. Finneran and Ms. Gordan each at a weighted average exercise price of $3.29.

     Pursuant to the change in control provisions of the 1993 Stock Option Plan, all unvested options granted thereunder will vest upon the consummation of this offering.

1996 STOCK OPTION PLAN

     Effective April 26, 1996, the Company established the 1996 Stock Option Plan in which key middle management employees of the Company may participate. Options granted under the 1996 Stock Option Plan are nonqualified options. The 1996 Stock Option Plan provides for the issuance of options to purchase up to 100,000 shares of Common Stock, subject to adjustment under certain circumstances. The 1996 Stock Option Plan is intended to provide participating employees with a more direct stake in the success of the Company and to support the Company's efforts to attract and retain qualified employees.

     The 1996 Stock Option Plan is administered by the Compensation Committee of the Board of the Company. The Compensation Committee determines, subject to the provisions of the Plan and such limitations as the Board may from time to time impose, the persons to whom, and the time or times at which, grants shall be made, the number of shares of Common Stock subject to an option, and other terms and provisions of the options.

     The exercise price of the shares of Common Stock covered by each option is not less than the fair market value of the Common Stock at the date of grant. The 1996 Stock Option Plan provides that each option will vest in equal annual installments over a five-year period. For a period of the lesser of three months or the remaining term of an option following the termination of employment because of an optionholder's death, disability (as defined in the 1996 Stock Option Plan) or retirement (as defied in the 1996 Stock Option Plan), an optionholder may exercise any unexercised options to the extent such options are then exercisable. Upon termination of employment for reasons other than death, disability or retirement, all unexercised options are forfeited. Options may not be exercised after the tenth anniversary of the date of grant. Upon the occurrence of certain business combinations all options granted will become immediately exercisable in full.

     As of January 4, 1997 under the 1996 Stock Option Plan, there were outstanding options to purchase an aggregate of 46,500 shares of Common Stock at a weighted average exercise price of $8.25 per share.

     No portion of the options granted under the 1996 Stock Option Plan will vest as a result of this offering.

1997 STOCK OPTION PLAN

     Effective February 24, 1997, the Company established the 1997 Stock Option Plan (subject to stockholder approval) in which officers and other key employees of the Company may participate. Options granted under the 1997 Stock Option Plan are nonqualified options. The 1997 Stock Option Plan provides for the issuance of options to purchase up to 500,000 shares of Common Stock, subject to adjustment under certain circumstances. The 1997 Stock Option Plan is intended to provide participating employees with a more direct stake in the success of the Company and to support the Company's efforts to attract and retain qualified employees.

     The 1997 Stock Option Plan is administered by the Compensation Committee of the Board of the Company. A sub-committee of the Compensation Committee, consisting solely of non-employee directors, determines, subject to the provisions of the Plan and such limitations as the Board may from time to time impose, the persons to whom, and the time or times at which, grants shall be made, the number of shares of Common Stock subject to an option, and other terms and provisions of the options.

     The exercise price of the shares of Common Stock covered by each option will be not less than the fair market value of the Common Stock at the date of grant, except as described below. The 1997 Stock Option Plan provides that each option will vest in equal annual installments over a five-year period. For a period of the lesser of three months (one year in the case of death) or the remaining term of an option, following the termination of employment for any reason other than voluntary termination or termination for cause (as defined in the 1997 Stock Option Plan), an optionholder may exercise any unexercised options to the extent such option is then exercisable. Upon termination of employment for cause, all unexercised options are forfeited. Options may not be exercised after the tenth anniversary of the date of grant. Upon the occurrence of a change in control of the Company (as defined in the 1997 Stock Option Plan) all options granted will become immediately exercisable in full, except as otherwise provided in an option agreement.

     As of March 18, 1997, there were granted, subject to stockholder approval, options under the 1997 Stock Option Plan to purchase an aggregate of 330,000 shares of Common Stock. Of these options, 90,000 have been granted to Mr. Liebenow, 30,000 to Mr. Finneran, 30,000 to Mr. Degomes, 30,000 to Ms. Gordan, and 30,000 to Mr. Whitehead. The exercise price of all of these options will be the fair market value of the Common Stock on the date of stockholder approval. The Company intends to seek stockholder approval for the 1997 Stock Option Plan at its annual meeting to be held in May 1997.

     No portion of the options granted under the 1997 Stock Option Plan will vest as a result of this offering.

NORTEX OPTION

     Effective as of April 13, 1993, the Company granted to Nortex Holdings the Nortex Option, exercisable at any time prior to April 13, 2003, to purchase 370,359 shares of Common Stock, subject to adjustment under certain circumstances. The Nortex Option provides that it will vest over a five-year period. Upon the occurrence of a change in control of the Company (as defined in the Nortex Option), the Nortex Option will become immediately exercisable in full. The exercise price of the shares of Common Stock covered by the Nortex Option is $1.20 per share and may be paid in cash or by delivery of a seven-year promissory note (non-recourse to the stockholders of Nortex Holdings) which will bear interest at the federal Mid-Term Rate (as promulgated by the United States Secretary of the Treasury) for the month of issuance of the note and be secured by a pledge of the Common Stock purchased pursuant thereby. Messrs. Liebenow, Whitehead and Degomes own 66.94%, 19.35% and 13.71%, respectively, of the outstanding Nortex Holdings common stock.

     The unvested portion of the Nortex Option will vest upon the consummation of this offering.

HOLDINGS OPTIONS

     Effective as of April 13, 1993, Nortex Holdings granted the Holdings Options to certain executive officers of the Company, exercisable at any time prior to April 13, 2003, to purchase 29,956 shares of Common Stock held by Nortex Holdings, subject to adjustment under certain circumstances. The Holdings Options are fully vested. The exercise price of the shares of Common Stock covered by the Holdings Options is $7.67 per share.

     For a period of three months following the termination of employment for any reason other than voluntary termination or termination for cause (as defined in the Holdings Options), an optionholder may exercise any unexercised options to the extent such options are then exercisable. Upon termination of employment for cause, all unexercised options will be forfeited. Pursuant to the Holdings Options, Mr. Finneran and Ms. Gordan each received options to purchase 7,489 shares of Common Stock.

MEDICAL EXPENSE REIMBURSEMENT PLAN

     Since April 1, 1990, the Company has maintained a Medical Expense Reimbursement Plan (the "Medical Plan") for the benefit of its executive officers. Pursuant to the Medical Plan, executive officers of the Company receive reimbursement for all medical expenses up to the plan limit, incurred by them or their dependents, to the extent such expenses are not covered under the group medical plan available generally to all Company employees. The reimbursement limitation under the Medical Plan for each plan participant is $10,000 per year.

INCENTIVE COMPENSATION PLAN

     The Company's annual executive incentive compensation plans (the "EIC Plans"), in which all the Company's Vice Presidents participate, are designed to encourage the executives to work effectively together as a team and to establish a clear relationship between the Company's financial performance and overall executive compensation levels. The Compensation Committee bases the formula for the EIC Plan bonus pools on a percentage (which, in the last three years has ranged from 3 to 7%) of the amount by which the Company's Adjusted Pre-tax Income during the applicable EIC Plan year exceeds the preceding year's Adjusted Pre-tax Income, subject to a maximum bonus paid equal to 25% of the aggregate base salaries paid to all EIC Plan participants during the applicable EIC Plan year. Each EIC Plan participant's actual allocable share of the bonus pool is determined by Quaker's President and reviewed by the Compensation Committee. The formulas resulted in no bonus pools for EIC Plan years 1995 and 1996, and a bonus pool of approximately $260,000 for 1994. No payments are permitted under the EIC Plan to participants who resigned or were terminated for cause during the applicable EIC Plan year. Pro rata distributions would have been made with respect to any participant who died, became disabled, retired, or whose employment was terminated without cause during the applicable EIC Plan year.

     It is anticipated that the Company will continue, annually, to establish executive incentive compensation plans similar to those described above.

DEFERRED COMPENSATION PLAN

     On July 16, 1992, the Company established a Deferred Compensation Plan (the "Retirement Plan"), for the benefit of all of the Company's executive officers. Pursuant to the provisions of the Retirement Plan, the Company has agreed to provide certain benefits to each plan participant based on the value of accumulated contributions made under the Retirement Plan on their behalf and split-dollar variable life insurance contracts insuring the lives of each plan participant have been purchased to informally fund its obligations under the Retirement Plan. Among the benefits provided to each plan participant are a pre-retirement death benefit, a monthly retirement benefit payable over a 15-year period beginning at age 65 for a participant who terminates employment after attaining age 55 and completing at least five years of plan participation, and certain other amounts payable pursuant to the provisions of the Retirement Plan in the event a plan participant's employment with the Company is terminated prior to attaining age 55 and completing five years of plan participation. The Company has established an irrevocable "grantor" trust for the purpose of accumulating the amounts needed to pay benefits under the Retirement Plan and to hold the variable life insurance contracts. The Company has agreed to make annual contributions to the trust in an amount equal to 6% of the base salaries of all plan participants (or such higher amount as the Board of Directors may determine). The assets of the trust will be considered to be assets of the Company for purposes of satisfying the claims of the Company's general creditors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     In September 1989, the Company was acquired by a European company and Nortex Holdings, a corporation owned by three officers of the Company, including Larry A. Liebenow, the President and Chief Executive Officer of the Company. In early 1993, the Company reacquired all of the European company's interest in Quaker in the 1993 Recapitalization. To finance the 1993 Recapitalization, the Company issued Common Stock and other securities to MLGA Fund and other affiliates of Morgan Lewis Githens & Ahn, an investment banking firm. See "Management."

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of February 1, 1997 and as adjusted to reflect the completion of this offering, by (i) each of the Company's directors and executive officers, (ii) all directors and executive officers of the Company as a group, (iii) each person who is known by the Company to own beneficially more than five percent of the outstanding shares of the Common Stock and (iv) each of the Selling Stockholders.

                                         SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                                OWNED                                    OWNED
                                        PRIOR TO THE OFFERING                     AFTER THE OFFERING
                                        ---------------------       SHARES       ---------------------
                NAME                     NUMBER       PERCENT     OFFERED(1)      NUMBER       PERCENT
------------------------------------    ---------     -------     ----------     ---------     -------
MLGA Fund II, L.P.(2) ..............    3,674,798        45.8%     3,000,000       674,798         8.1%
Nortex Holdings, Inc.(3)............    2,123,552        25.3        100,000     2,023,552        23.3
Larry A. Liebenow(4)(5).............    2,123,552        25.3        100,000     2,023,552        23.3
Anthony Degomes(5)(6)...............    2,123,552        25.3        100,000     2,023,552        23.3
J. Duncan Whitehead(5)(7)...........    2,123,952        25.3        100,000     2,023,952        23.3
Sangwoo Ahn(8)(9)...................    3,735,652        46.6      3,000,000       735,652         8.8
Perry J. Lewis(8)(10)...............    3,705,652        46.2      3,000,000       705,652         8.5
Eriberto R. Scocimara(11)...........        5,000           *              0         5,000           *
Ira Starr(12).......................       13,235           *              0        13,235           *
James A. Dulude(5)(13)..............       60,776           *              0        60,776           *
Thomas J. Finneran(5)(14)...........       60,576           *              0        60,576           *
Cynthia L. Gordan(5)(14)............       60,576           *              0        60,576           *
Paul J. Kelly(5)(15)................       67,932           *              0        67,932           *
Thomas H. Muzekari(5)(16)...........       47,000           *              0        47,000           *
M. Beatrice Spires(5)(16)...........       47,000           *              0        47,000           *
All executive officers and directors
  as a group (13 persons)...........    6,252,553        71.6      3,100,000     3,152,553        34.9

---------------

* Less than 1%

 (1) Assuming the several Underwriters exercise the over-allotment option in full, MLGA Fund will sell an additional 510,000 shares of Common Stock, reducing its beneficial ownership to 164,798 shares of Common Stock or 2.0% of the outstanding shares.

 (2) Consists of shares of Common Stock owned directly by MLGA Fund. Does not include shares owned by Nortex Holdings as to which MLGA Fund has been granted a proxy. See "Management." The address of MLGA Fund is Two Greenwich Plaza, Greenwich, Connecticut 06830. The general partners of MLGAL, including Sangwoo Ahn and Perry J. Lewis, who are directors of the Company, may be deemed to beneficially own the shares of Common Stock owned directly by MLGA Fund. Messrs. Ahn and Lewis disclaim beneficial ownership of such shares.

 (3) Consists of (i) 1,753,193 shares of Common Stock owned directly by Nortex Holdings and (ii) 370,359 shares which Nortex Holdings has the right to acquire upon exercise of the Nortex Option (see "Management--Benefit Plans--Nortex Option"). Nortex Holdings has granted a proxy to MLGA Fund which will entitle MLGA Fund to vote certain of its shares, which proxy will terminate upon consummation of this offering, and has granted options to purchase 29,956 shares of Common Stock to

(footnotes from previous page)

     certain executive officers of the Company. See "Management--Benefit Plans--Holdings Option." The address of Nortex Holdings is 941 Grinnell Street, Fall River, Massachusetts 02721.

 (4) Consists of shares of Common Stock beneficially owned by Nortex Holdings. See footnote (3). Mr. Liebenow is the President, a director and the majority stockholder of Nortex Holdings and, as such, may be deemed to beneficially own the shares owned by Nortex Holdings. Mr. Liebenow has a non-binding understanding with the Underwriters pursuant to which he is to reinvest in Common Stock the after-tax net proceeds of this offering attributable to his proportionate interest in Nortex Holdings (either directly or indirectly through repurchase of Nortex Holdings securities held by other Nortex Holdings stockholders).

 (5) The address for the named individual is c/o Quaker Fabric Corporation, 941 Grinnell Street, Fall River, Massachusetts 02721.

 (6) Consists of shares of Common Stock beneficially owned by Nortex Holdings. See footnote (3). Mr. Degomes is an officer, director and stockholder of Nortex Holdings and, as such, may be deemed to beneficially own the shares owned by Nortex Holdings.

 (7) Consists of (i) the shares of Common Stock beneficially owned by Nortex Holdings and (ii) 400 shares of Common Stock held by Mr. Whitehead's children. See footnote (3). Mr. Whitehead is an officer, director and stockholder of Nortex Holdings and, as such, may be deemed to beneficially own the shares owned by Nortex Holdings.

 (8) Includes 3,674,798 shares owned directly by MLGA Fund. The general partner of MLGA Fund is MLGAL. Messrs. Lewis and Ahn are general partners of MLGAL and may be deemed to beneficially own these shares. Messrs. Lewis and Ahn disclaim any beneficial interest in all shares beneficially owned by MLGA Fund. The address for Messrs. Ahn and Lewis is c/o Morgan Lewis Githens & Ahn, Inc., Two Greenwich Plaza, Greenwich, Connecticut 06830.

 (9) Includes 50,854 shares of Common Stock owned directly by Mr. Ahn and 10,000 shares of Common Stock held by his children.

(10) Includes 30,854 shares of Common Stock owned directly by Mr. Lewis.

(11) Consists of shares of Common Stock which Mr. Scocimara has the right to acquire upon the exercise of the Director's Option. See
     "Management -- Directors' Remuneration." Mr. Scocimara's address is c/o Hungarian-American Enterprise Fund, 666 Steamboat Road, Greenwich, Connecticut 06830.

(12) Consists of 13,235 shares of Common Stock owned directly by Mr. Starr. The address for Mr. Starr is c/o Morgan Lewis Githens Ahn, Inc., Two Greenwich Plaza, Greenwich, Connecticut 06830.

(13) Consists of 60,576 shares of Common Stock which Mr. Dulude has the right to acquire upon the exercise of options granted under the 1993 Stock Option Plan and the Holdings Options and 200 shares of Common Stock held by his children.

(14) Consists solely of shares of Common Stock which the individual has the right to acquire upon the exercise of options granted under the 1993 Stock Option Plan and the Holdings Options.

(15) Consists of 7,356 shares of Common Stock held by Mr. Kelly and 60,576 shares of Common Stock which Mr. Kelly has the right to acquire upon the exercise of options granted under the 1993 Stock Option Plan and the Holdings Options.

(16) Consists solely of shares of Common Stock which the individual has the right to acquire upon the exercise of options granted under the 1993 Stock Option Plan.

     Except as noted in the footnotes, the Company believes the beneficial holders listed in the table above have sole voting and investment power regarding the shares shown as being beneficially owned by them. Except as noted in the footnotes, none of such shares is known by the Company to be shares with respect to which the beneficial owner has the right to acquire such shares.

                           DESCRIPTION OF SECURITIES

GENERAL

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, of which 8,021,097 were outstanding on January 4, 1997, and 50,000 shares of preferred stock, par value $.01 per share, none of which is outstanding. As of February 14, 1997, there were 49 holders of record of the Common Stock.

COMMON STOCK

     Each holder of shares of Common Stock is entitled to one vote for each outstanding share of Common Stock owned by him on each matter property submitted to the stockholders for their vote. Nortex Holdings has granted a proxy with respect to certain of its shares, which proxy will terminate upon consummation of this offering. See "Management."

     Except as may be limited by the terms and provisions of any class of preferred stock which may be authorized by the Board in the future and the terms of the Credit Agreement and the Series A Notes, holders of Common Stock are entitled to any dividend declared by the Board out of funds legally available for such purpose. See "Dividend Policy." Subject to the liquidation preference of any class of preferred stock which may be authorized by the Board in the future, holders of Common Stock are entitled to receive on a pro rata basis all remaining assets of the Company available for distribution to the holders of Common Stock in the event of the liquidation, dissolution, or winding up of the Company.

     Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares of Common Stock to be sold in this offering will be, upon issuance and payment therefor, fully paid and nonassessable.

PREFERRED STOCK

     The certificate of incorporation of the Company authorizes the issuance of 50,000 shares of preferred stock. The Board, within the limitations and restrictions contained in the certificate of incorporation and without further action by the Company's stockholders, has the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and any other preferences, special rights, and qualifications of any such series. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of the Common Stock by increasing the number of outstanding shares entitled to vote and by the creation of class or series voting rights. In addition, any further issuance of preferred stock, could, under certain circumstances, have the effect of delaying or preventing a change of control of the Company and may adversely affect the rights of holders of Common Stock. There are no shares of preferred stock currently issued and outstanding and the Company has no present plans to issue any shares of preferred stock or to establish or designate any series of preferred stock.

STOCKHOLDER RIGHTS PLAN

     The Board has adopted the Rights Plan to give it increased power to negotiate in the best interests of the Company with certain potential acquirors and to discourage appropriation of control of the Company at a price that is unfair to its stockholders. It is not intended to prevent fair offers for acquisition of control determined by the Board to be in the best interests of the Company and its stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of the Board through a proxy contest, or to relieve the Board of its fiduciary duty to consider any proposal for acquisition of the Company in good faith.

     The Rights Plan provides for the distribution of one "Right" as a dividend on each outstanding share of the Common Stock. The distribution will be made to all holders of record on a date prior to consummation of this offering. Rights will generally be issued with respect to each share of Common Stock issued after such record date, including the shares to be issued in this offering. Each Right shall entitle the holder to purchase one-tenth of a share of Common Stock. The Rights generally become exercisable upon certain triggering events involving the acquisition of 15% or more of the outstanding Common Stock or ten days after the initiation of a tender or exchange offer, and the exercise price is based on the estimated long-term value of the Common Stock. The exercise of these rights becomes economically attractive upon the triggering of certain "Flip-In" or "Flip-Over" provisions. The Flip-In provisions will permit their holders to purchase shares of Common Stock at a discounted rate, resulting in substantial dilution of an acquiror's voting and economic interests in the Company. The Flip-Over element of the Rights Plan involves certain mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount. The Rights Plan contains a "Permitted Offer" exception to allow offers determined by the Board to be in the best interests of the Company and its stockholders to take place free of the dilutive effects of the Rights Plan's mechanisms.

     The Board retains the right (at all times prior to acquisition of 15% of the Common Stock by an acquiror) to discontinue the Rights Plan through redemption of all Rights or to amend the Rights Plan in any respect.

     The Rights Plan will not apply to certain acquisitions by MLGA Fund, Nortex Holdings and certain of their transferees.

CERTAIN PROVISIONS

     Provisions of the Company's certificate of incorporation and bylaws and of Delaware law may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors may be willing to pay in the future for shares of Common Stock.

     Restrictions on Certain Business Combinations. The Company's certificate of incorporation requires the affirmative vote of the holders of at least
66 2/3% of the votes which all the stockholders would be entitled to cast at any annual election of directors or class of directors to approve any merger or consolidation of the Company with any other corporation or a sale, lease, transfer or exchange of all or substantially all the assets of the Company or the adoption of any plan for the liquidation or dissolution of the Company.

     Removal of Directors. The Company's bylaws require the affirmative vote of 80% of the voting power of all the shares of the Company entitled to vote in the election of directors to remove a director. Following the offering, Nortex Holdings, which is owned by three officers of the Company including Mr. Liebenow, will hold 23.3% of the outstanding Common Stock.

     Vote Required to Amend or Repeal Certain Provisions of the Company's Certificate of Incorporation and Bylaws. The Company's certificate of incorporation requires the affirmative vote of 80% of the voting power of all the shares of the Company, to amend or repeal certain provisions of the certificate of incorporation and bylaws. Following the offering, Nortex Holdings, which is owned by three officers of the Company including Mr. Liebenow, will hold 23.3% of the outstanding Common Stock.

     Requirements for Advance Notification of Stockholder Nomination and Proposals. The Company's bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors.

     Director's Liability. The Company's certificate of incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited: (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's certificate of incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or recision in the event of a breach of a director's duty of care. In addition, the Company's certificate of incorporation provides that the Company shall indemnify its directors and executive officers to the fullest extent permitted by Delaware law.

     Section 203 of the DGCL. The Company as a Delaware corporation, is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined as a person who is the owner of 15% or more of a corporation's voting stock, or who, as an affiliate or associate of a corporation, was the owner of 15% or more of that corporation's voting stock within the prior three years) from engaging in a "business combination" (as defined under the DGCL) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder the board of directors of the corporation approved the transaction or the business combination in which the interested stockholder became an interested stockholder, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the "interested stockholder." A "business combination" generally includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders."

TRANSFER AGENT

     The transfer agent for the Common Stock is The First National Bank of
Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 8,321,097 shares of Common Stock outstanding. Of these shares, a total of 5,776,498 shares (6,286,498 shares if the Underwriters' over-allotment option is exercised in full), including all of the shares of Common Stock sold in this offering, will be freely tradable without restriction or limitation under the Securities Act. The remaining 2,544,599 shares are "restricted securities" within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Securities"). The Restricted Securities were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

     All of the Restricted Securities are currently eligible for sale in the public market pursuant to Rule 144. In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned such Restricted Securities for at least two years (reduced to one year effective April 29, 1997) would be entitled to sell a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock (approximately 83,211 shares based upon the number of shares outstanding after this offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company and who have held their shares for more than three years (reduced to two years effective April 29, 1997) are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

     As of March 18, 1997, outstanding options to purchase 1,028,951 shares of Common Stock were held by certain officers, directors and employees of the Company and Nortex Holdings pursuant to the Nortex Option, the Director's Option and the Company's stock option plans and an aggregate of 235,506 shares were available for the grant of future options under the Company's stock option plans. The Company has registered 306,348 shares of Common Stock issuable upon the exercise of stock options which will be available for sale in the open market on exercise. As of March 18, 1997, an aggregate of 381,247 shares were subject to presently exercisable stock options and, upon consummation of this offering, options to purchase an additional 327,083 shares will become exercisable.

     The Company, its executive officers and directors and each of the Selling Stockholders (who, upon completion of this offering, will beneficially own in the aggregate 3,152,553 shares of Common Stock, or 2,642,553 shares if the Underwriters' over-allotment option is exercised in full) each have agreed (except as to an aggregate of 100,000 shares previously pledged) that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant or any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days, in the case of the Company, the Selling Stockholders and certain of their affiliates, and 90 days, in the case of other directors and officers, after the date of this Prospectus, without the prior consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements and except for issuances by the Company and sales by Nortex Holdings pursuant to the exercise of certain stock options outstanding upon completion of this offering. Prudential Securities Incorporated may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares of Common Stock subject to such agreements.

     The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, The Robinson-Humphrey Company, Inc. and Wheat, First Securities, Inc. are acting as representatives of the Underwriters (the "Representatives"), severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                              NUMBER
                                 UNDERWRITER                                OF SHARES
    ----------------------------------------------------------------------  ---------
    Prudential Securities Incorporated....................................    660,000
    The Robinson-Humphrey Company, Inc. ..................................    660,000
    Wheat, First Securities, Inc. ........................................    660,000
    Bear, Stearns & Co. Inc. .............................................     80,000
    Alex. Brown & Sons Incorporated.......................................     80,000
    Credit Suisse First Boston Corporation................................     80,000
    Dillon, Read & Co. Inc. ..............................................     80,000
    Donaldson, Lufkin & Jenrette Securities Corporation...................     80,000
    A.G. Edwards & Sons, Inc..............................................     80,000
    Goldman, Sachs & Co. .................................................     80,000
    Merrill Lynch, Pierce, Fenner & Smith Incorporated....................     80,000
    J. P. Morgan Securities Inc...........................................     80,000
    Morgan Stanley & Co. Incorporated.....................................     80,000
    Oppenheimer & Co., Inc. ..............................................     80,000
    PaineWebber Incorporated..............................................     80,000
    Salomon Brothers Inc..................................................     80,000
    Smith Barney Inc. ....................................................     80,000
    Advest, Inc. .........................................................     40,000
    Principal Financial Securities, Inc. .................................     40,000
    Raymond James & Associates, Inc. .....................................     40,000
    Sutro & Co. Incorporated..............................................     40,000
    Tucker Anthony Incorporated...........................................     40,000
    Chatsworth Securities LLC.............................................     20,000
    Doft & Co., Inc. .....................................................     20,000
    Interstate/Johnson Lane Corporation...................................     20,000
    Pennsylvania Merchant Group Ltd. .....................................     20,000
    Van Kasper & Company..................................................     20,000
                                                                            ---------
              Total.......................................................  3,400,000
                                                                            =========

     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $0.41 per share; and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the public offering, the offering price and the concession may be changed by the Representatives.

     MLGA Fund, as a Selling Stockholder, has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 510,000 additional shares of Common Stock at the public offering price, less underwriting discounts, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 3,400,000.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company, its directors and executive officers and each of the Selling Stockholders who, upon completion of this offering, will beneficially own in the aggregate 3,152,553 shares (2,642,553 shares if the Underwriters' over-allotment option is exercised in full), have agreed (except as to 100,000 shares previously pledged) not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company for a period of 180 days, in the case of the Company, the Selling Stockholders and certain of their affiliates, and 90 days in the case of other directors and executives officers, after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements and except for issuances by the Company and sales by Nortex Holdings pursuant to the exercise of certain stock options outstanding upon completion of this offering. Prudential Securities Incorporated may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares of Common Stock subject to such agreements.

     In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market have engaged in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers of sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering then they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 510,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Prudential Life Insurance Company of America ("The Prudential"), an affiliate of Prudential Securities Incorporated, is a limited partner of the MLGA Fund and holds an approximately 16.9% interest in MLGA Fund's holdings of Common Stock. MLGA Fund is selling 3,000,000 shares of Common Stock in this offering (3,510,000 shares if the Underwriters' over-allotment option is exercised in full). As a result, an affiliate of Prudential Securities Incorporated will receive more than 10% of the proceeds of this offering. In addition, The Prudential and one or more of its affiliates hold the entire $30.0 million in principal amount of the Company's Series A Notes.

     Under the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), due to the ownership interest in the Company of The Prudential, the Company may be deemed to be an affiliate of Prudential Securities Incorporated. Accordingly, the public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with the requirement, Wheat, First Securities, Inc. has served in such role and has recommended a price in compliance with the requirements of the Conduct Rules. Wheat, First Securities, Inc., in its role as qualified independent underwriter, has performed a due diligence investigation and has reviewed and participated in the preparation of this Prospectus and the registration statement of which this Prospectus forms a part. In accordance with the NASD Conduct Rules, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent.

     Wheat, First Securities, Inc., one of the several Underwriters of this offering, acted as placement agent for the Company's sale of the Series A Notes and received a customary commission in connection therewith.

                                 LEGAL MATTERS

     Certain matters with respect to the legality of the shares of Common Stock offered hereby will be passed upon for the Company by Proskauer Rose Goetz & Mendelsohn LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York. Certain members of Proskauer Rose Goetz & Mendelsohn LLP have acted as counsel to Nortex Holdings and its affiliates in certain matters, including acting as counsel to Nortex Holdings and Mr. Liebenow in the 1993 Recapitalization.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules appearing elsewhere in this Prospectus and Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company is subject to certain informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site, containing such reports, proxy statements and other information regarding the Company, at "http://www.sec.gov." In addition, such reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  F-2
Consolidated Balance Sheets -- December 30, 1995 and January 4, 1997..................  F-3
Consolidated Statements of Income -- For the years ended December 31, 1994, December
  30, 1995 and January 4, 1997........................................................  F-4
Consolidated Statements of Changes in Stockholders' Equity -- For the years ended
  December 31, 1994, December 30, 1995 and January 4, 1997............................  F-5
Consolidated Statements of Cash Flows -- For the years ended December 31, 1994,
  December 30, 1995 and January 4, 1997...............................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO QUAKER FABRIC CORPORATION:

     We have audited the accompanying consolidated balance sheets of Quaker Fabric Corporation (a Delaware corporation) and subsidiaries as of January 4, 1997 and December 30, 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years ended January 4, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaker Fabric Corporation and subsidiaries as of January 4, 1997 and December 30, 1995, and the results of their operations and their cash flows for each of the three years ended January 4, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 11, 1997

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                      DECEMBER 30,     JANUARY 4,
                                                                          1995            1997
                                                                      ------------     -----------
                                              ASSETS
Current assets:
     Cash and cash equivalents.....................................     $    200        $     385
     Accounts receivable, less allowances of $1,985 and $2,052 at
      December 30, 1995 and January 4, 1997, respectively, for
      doubtful accounts and sales returns and allowances...........       24,211           26,261
     Inventories...................................................       23,156           27,737
     Prepaid and refundable income taxes...........................        1,702              694
     Prepaid expenses and other current assets.....................        2,371            2,837
                                                                        --------        ---------
          Total current assets.....................................       51,640           57,914

Property, plant and equipment, net of depreciation and
  amortization.....................................................       79,156           84,045
Other assets:
     Goodwill, net of amortization.................................        6,589            6,397
     Deferred financing costs......................................          461              322
     Other assets..................................................          271              154
                                                                        --------        ---------
          Total assets.............................................     $138,117        $ 148,832
                                                                        ========        =========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Current portion of debt.......................................     $    878        $     951
     Current portion of capital lease obligations..................        1,249            1,532
     Accounts payable..............................................       14,127           14,384
     Accrued expenses and taxes....................................        4,606            8,427
                                                                        --------        ---------
          Total current liabilities................................       20,860           25,294

Long-term debt, less current portion...............................       37,082           35,731
Capital lease obligations, less current portion....................        8,036            6,504
Deferred income taxes..............................................       10,523           11,649
Other long-term liabilities........................................        3,766            3,082
Commitments and contingencies
Redeemable preferred stock:
     Series A convertible, $.01 par value per share, liquidation preference $1,000 per share, 50,000 shares authorized, none
      issued.......................................................           --               --
Stockholders' equity:
     Common stock, $.01 par value per share, 20,000,000 shares
      authorized; 8,021,097 shares issued and outstanding at
      January 4, 1997 and December 30, 1995........................           80               80
     Additional paid-in capital....................................       41,687           41,948
     Retained earnings.............................................       17,397           25,959
     Cumulative translation adjustment.............................       (1,314)          (1,415)
                                                                        --------        ---------
          Total stockholders' equity...............................       57,850           66,572
                                                                        --------        ---------
          Total liabilities and stockholders' equity...............     $138,117        $ 148,832
                                                                        ========        =========

  The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                          YEARS ENDED
                                                         ---------------------------------------------
                                                         DECEMBER 31,     DECEMBER 30,     JANUARY 4,
                                                             1994             1995            1997
                                                         ------------     ------------     -----------
Net sales............................................      $180,842         $173,487        $ 198,856
Cost of products sold................................       133,168          137,083          152,787
                                                           --------         --------         --------
Gross margin.........................................        47,674           36,404           46,069
Selling, general and administrative expenses.........        27,560           26,176           29,121
                                                           --------         --------         --------
Operating income.....................................        20,114           10,228           16,948
Other expenses:
  Interest expense, net..............................         3,863            3,898            4,092
  Other, net.........................................            34               98               77
                                                           --------         --------         --------
Income before provision for income taxes.............        16,217            6,232           12,779
Provision for income taxes...........................         6,691              712            4,217
                                                           --------         --------         --------
Net income...........................................      $  9,526         $  5,520        $   8,562
                                                           ========         ========         ========
Earnings per common share............................      $   1.15         $   0.67        $    1.03
                                                           ========         ========         ========
Weighted average shares outstanding..................         8,301            8,293            8,332
                                                           ========         ========         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                      ADDITIONAL                      CUMULATIVE         TOTAL
                                        COMMON          PAID-IN        RETAINED       TRANSLATION    STOCKHOLDERS'
                                         STOCK          CAPITAL        EARNINGS       ADJUSTMENT        EQUITY
                                     -------------   -------------   -------------   -------------   -------------
Balance, January 1, 1994............      $80           $41,143         $ 2,351         $    --         $43,574
  Stock option compensation
     expense........................       --               237              --              --             237
  Net income........................       --                --           9,526              --           9,526
  Foreign currency translation
     adjustment.....................       --                --              --            (748)           (748)
                                          ---           -------         -------         -------         -------
Balance, December 31, 1994..........      $80           $41,380         $11,877         $  (748)        $52,589
  Stock option compensation
     expense........................       --               229              --              --             229
  Net income........................       --                --           5,520              --           5,520
  Issuance of 10,618 shares of
     common stock under stock option
     plan...........................       --                78              --              --              78
  Foreign currency translation
     adjustment.....................       --                --              --            (566)           (566)
                                          ---           -------         -------         -------         -------
Balance, December 30, 1995..........      $80           $41,687         $17,397         $(1,314)        $57,850
  Stock option compensation
     expense........................       --               261              --              --             261
  Net income........................       --                --           8,562              --           8,562
  Foreign currency translation
     adjustment.....................       --                --              --            (101)           (101)
                                          ---           -------         -------         -------         -------
Balance, January 4, 1997............      $80           $41,948         $25,959         $(1,415)        $66,572
                                          ===           =======         =======         =======         =======

  The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                           YEARS ENDED
                                                            ------------------------------------------
                                                            DECEMBER 31,   DECEMBER 30,    JANUARY 4,
                                                                1994           1995           1997
                                                            ------------   ------------   ------------
Cash flows from operating activities:
  Net income..............................................    $  9,526       $  5,520       $  8,562
  Adjustments to reconcile net income to net cash provided
     by operating activities -- Depreciation and
     amortization.........................................       5,603          6,462          7,437
     Stock option compensation expense....................         237            229            261
     Deferred income taxes................................       1,546           (253)         1,126
  Changes in operating assets and liabilities --
     Accounts receivable..................................      (3,394)         1,398         (2,050)
     Inventories..........................................      (4,970)          (871)        (4,581)
     Prepaid expenses and other current assets............         231         (1,374)           657
     Accounts payable and accrued expenses................       1,321          1,158          4,078
     Other long-term liabilities..........................         999           (245)          (684)
                                                              --------       --------       --------
     Net cash provided by operating activities............      11,099         12,024         14,806
                                                              --------       --------       --------
Cash flows from investing activities:
  Purchases of property, plant and equipment..............     (18,727)       (13,165)       (11,979)
  Sale of equipment.......................................       2,795            212             --
                                                              --------       --------       --------
     Net cash used for investing activities...............     (15,932)       (12,953)       (11,979)
                                                              --------       --------       --------
Cash flows from financing activities:
  Proceeds from issuance of short-term and long-term
     debt.................................................      33,900         34,500             --
  Repayments of debt......................................     (27,128)       (31,912)        (1,278)
  Repayments of capital leases............................        (962)        (1,171)        (1,249)
  Capitalization of financing costs.......................        (345)          (135)           (14)
  Issuance of common stock under stock option plan........          --             78             --
                                                              --------       --------       --------
     Net cash provided (used) by financing activities.....       5,465          1,360         (2,541)
                                                              --------       --------       --------

Effect of exchange rates on cash..........................        (748)          (566)          (101)
                                                              --------       --------       --------
Net increase (decrease) in cash and cash equivalents......        (116)          (135)           185
Cash and cash equivalents, beginning of period............         451            335            200
                                                              --------       --------       --------
Cash and cash equivalents, end of period..................    $    335       $    200       $    385
                                                              ========       ========       ========
Supplemental disclosure of cash flow information:
  Cash paid for --
     Interest.............................................    $  3,787       $  4,043       $  3,916
     Income taxes.........................................    $  3,367       $  1,881       $    829
Supplemental schedule of non-cash investing and financing
  activities:
     Capital lease obligations incurred for new
       equipment..........................................    $  2,795       $     --       $     --

  The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1.  OPERATIONS

     Quaker Fabric Corporation and subsidiaries (the "Company" or "Quaker") designs, manufactures and markets woven upholstery fabrics for residential furniture markets and specialty yarns for use in the production of its own fabrics and for sale to manufacturers of home furnishings and other products.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Quaker Fabric Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

  (b) Fiscal Year

     The Company's fiscal year ends on the Saturday nearest to January 1 of each year. The fiscal years ended December 31, 1994 and December 30, 1995 contained 52 weeks while the fiscal year ended January 4, 1997 contained 53 weeks.

  (c) Inventories

     Inventories are stated at the lower of cost or market and include materials, labor and overhead. Cost is determined by the last-in, first-out
(LIFO) method. Inventories consist of the following at December 30, 1995 and January 4, 1997:

                                                                 DECEMBER 30,   JANUARY 4,
                                                                     1995          1997
                                                                 ------------   ----------
        Raw materials..........................................    $ 10,028      $ 11,127
        Work-in-process........................................       8,087         8,421
        Finished goods.........................................       5,591         8,280
                                                                    -------       -------
          Inventory at FIFO....................................      23,706        27,828
        LIFO reserve...........................................         550            91
                                                                    -------       -------
          Inventory at LIFO....................................    $ 23,156      $ 27,737
                                                                    =======       =======

  (d) Property, Plant and Equipment

     Property, plant and equipment are stated at cost. The Company provides for depreciation on property and equipment on a straight-line basis over their estimated useful lives as follows:

            Buildings and improvements.............................  32-39 years
            Machinery and equipment................................  5-20 years
            Furniture and fixtures.................................  10 years
            Motor vehicles.........................................  4-5 years

     Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated life of the assets or the remaining lease term.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

  (e) Goodwill

     Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization is $1,121 and $1,314 at December 30, 1995 and January 4, 1997, respectively. Amortization expense was approximately $193 for both years. The Company's policy is to evaluate annually whether the useful life of goodwill should be revised or whether the remaining balance has been impaired. When evaluating impairment, the Company uses an estimate of future operating income over the remaining goodwill life to measure whether the goodwill is recoverable.

  (f) Income Taxes

     Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  (g) Deferred Financing Costs

     Financing costs related to certain loans and capital leases have been capitalized and are being amortized over the life of the related loan or capital lease. Accumulated amortization was $159 and $313 as of December 30, 1995 and January 4, 1997, respectively.

  (h) Earnings Per Common Share

     Earnings per common share for the years ended December 31, 1994, December 30 1995 and January 4, 1997 are computed using the weighted average number of common shares and common share equivalents outstanding during the year.

  (i) Foreign Currency Translation

     The assets and liabilities of the Company's Mexican operations are translated at period-end exchange rates, and statement of income accounts are translated at weighted average exchange rates. In 1994, 1995 and 1996, the resulting translation adjustments are included in the consolidated balance sheet as a separate component of equity, "Cumulative Translation Adjustment," and foreign currency transaction gains and losses are included in the consolidated statements of income. In 1997 Mexico has been designated a "highly inflationary country" and accordingly, in the future the Company will record translation gains and losses in the income statement rather than as a separate component of equity.

  (j) Impairment of Long-Lived Assets

     The Company periodically assesses the realizability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Based on its review, the Company does not believe that any material impairment of its long-lived assets has occurred.

  (k) Use of Estimates in the Preparation of Financial Statements

     The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

  (l) Fair Value of Financial Instruments

     The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, current maturities of long-term debt, accounts payable and long-term debt. The carrying amount of these financial instruments as of January 4, 1997, approximate fair value due to the short term nature of these instruments and the recent nature of the amendments made to the Credit Agreement.

3.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following:

                                                              DECEMBER 30,     JANUARY 4,
                                                                  1995            1997
                                                              ------------     -----------
        Land................................................    $    236        $     236
        Buildings and improvements..........................      17,046           17,559
        Leasehold improvements..............................         283              309
        Machinery and equipment.............................      85,191           94,541
        Furniture and fixtures..............................       1,193            1,292
        Motor vehicles......................................         289              330
        Construction in progress............................         470            1,899
                                                                --------        ---------
                                                                 104,708          116,166
        Less -- Accumulated depreciation and amortization...      25,552           32,121
                                                                --------        ---------
                                                                $ 79,156        $  84,045
                                                                ========        =========

     Included in machinery and equipment is equipment under capital lease of $12,644 as of December 30, 1995 and January 4, 1997. The Company is depreciating this equipment over its economic useful lives of 15 to 20 years, which is greater than the lease terms, because the Company intends to exercise its option to purchase the equipment at the end of the initial lease terms at fair market value.

4.  ACCRUED EXPENSES AND TAXES

     Accrued expenses and taxes consisted of the following:

                                                             DECEMBER 30,      JANUARY 4,
                                                                 1995             1997
                                                             ------------     ------------
        Accrued workers' compensation....................      $  1,230         $  1,500
        Accrued medical insurance........................           450            1,766
        Accrued other, including taxes...................         2,926            5,161
                                                               --------         --------
                                                               $  4,606         $  8,427
                                                               ========         ========

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

5.  DEBT

     Debt consisted of the following:

                                                             DECEMBER 30,      JANUARY 4,
                                                                 1995             1997
                                                             ------------     ------------
        6.81% Series A Notes due December 15, 2002.......      $ 30,000         $ 30,000
        Unsecured credit facility payable to several
          banks..........................................         4,400            4,000
        9.73% Note payable in monthly principal and
          interest installments of $81 through August
          1999, secured by certain equipment.............         3,003            2,287
        Notes payable in monthly principal installments
          of $13 plus interest until July 1998 and $6
          plus interest from August 1998 to July 2000,
          interest at prime plus 1% (9.75% at December
          30, 1995 and 9.25% at January 4, 1997), secured
          by certain equipment...........................           557              395
                                                             ----------       ----------
                                                                 37,960           36,682
        Less -- Current portion..........................           878              951
                                                             ----------       ----------
                                                               $ 37,082         $ 35,731
                                                             ==========       ==========

     The Series A Notes are unsecured and bear interest at a fixed rate of 6.81% payable semiannually. The Series A Notes may be prepaid in whole or in part prior to maturity, at the Company's option, subject to a yield maintenance premium, as defined. Required principal payments of the Series A Notes are as follows:

            December 15, 1998..........................................  $ 2,500
            December 15, 1999..........................................    8,500
            December 15, 2000..........................................    8,500
            December 15, 2001..........................................    8,000
            December 15, 2002..........................................    2,500
                                                                         -------
                                                                         $30,000
                                                                         =======

     Under the terms of the Credit Agreement, the Company may borrow up to $50,000 through December 31, 2000. Advances made under the Credit Agreement bear interest at either the prime rate or the Eurodollar (Libor) rate plus an "Applicable Margin." The Applicable Margin on advances is adjusted quarterly based on the Company's Leverage Ratio as defined in the Credit Agreement. The Applicable Margin for Eurodollar (Libor) advances may range from 0.625% to 1.5%. The Company is also required to pay certain fees including a commitment fee which will vary based on the Company's Leverage Ratio. As of January 4, 1997, the commitment fee is 0.375% of the unused portion of the Credit Agreement which was $45,528, net of outstanding letters of credit. As of January 4, 1997, the Company had $4,000 outstanding under the Credit Agreement at an effective interest rate of 7.0%. As of December 30, 1995, the Company had $4,400 outstanding under the Credit Agreement at an effective interest rate of 6.9%.

     The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Series A Notes. Among other things, the Credit Agreement and the Series A Notes require the Company to satisfy certain financial tests and ratios (including interest coverage ratios, leverage ratios, and net worth requirements). The Credit Agreement and the Series A Notes also impose limitations on the Company's ability to incur additional indebtedness, create certain liens, incur capital lease obligations, declare and pay dividends, make certain investments, make capital expenditures, and purchase,

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

merge or consolidate with or into any other corporation. As of January 4, 1997, the Company is in full compliance with all debt covenants.

     As of January 4, 1997, total debt principal payments for each of the next five fiscal years and thereafter are as follows:

            1997.......................................................  $   951
            1998.......................................................    3,495
            1999.......................................................    9,200
            2000.......................................................   12,536
            2001.......................................................    8,000
            Thereafter.................................................    2,500
                                                                         -------
                                                                         $36,682
                                                                         =======

6.  INCOME TAXES

     Income before provision for income taxes consists of:

                                                                      YEARS ENDED
                                                      --------------------------------------------
                                                      DECEMBER 31,     DECEMBER 30,     JANUARY 4,
                                                          1994             1995            1997
                                                      ------------     ------------     ----------
    Domestic......................................      $ 15,788         $  6,184        $ 12,200
    Foreign.......................................           429               48             579
                                                          ------          -------         -------
                                                        $ 16,217         $  6,232        $ 12,779
                                                          ======          =======         =======

     The following is a summary of the provision (benefit) for income taxes:

                                                                      YEARS ENDED
                                                      --------------------------------------------
                                                      DECEMBER 31,     DECEMBER 30,     JANUARY 4,
                                                          1994             1995            1997
                                                      ------------     ------------     ----------
    Federal
      Current.....................................      $  4,470         $    725        $  2,510
      Deferred....................................           678            1,703           1,300
                                                          ------          -------         -------
                                                        $  5,148         $  2,428        $  3,810
                                                          ------          -------         -------
    State
      Current.....................................      $    675         $    187        $    573
      Deferred....................................           840           (1,903)           (166)
                                                          ------          -------         -------
                                                        $  1,515         $ (1,716)       $    407
                                                          ------          -------         -------
    Foreign
      Current.....................................      $     --         $     --        $     --
      Deferred....................................            28               --              --
                                                          ------          -------         -------
                                                        $     28         $     --        $     --
                                                          ------          -------         -------
                                                        $  6,691         $    712        $  4,217
                                                          ======          =======         =======

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     A reconciliation between the provision for income taxes before extraordinary item computed at U.S. federal statutory rates and the amount reflected in the accompanying consolidated statements of income is as follows:

                                                                      YEARS ENDED
                                                      --------------------------------------------
                                                      DECEMBER 31,     DECEMBER 30,     JANUARY 4,
                                                          1994             1995            1997
                                                      ------------     ------------     ----------
    Computed expected tax provision...............      $  5,676         $  2,119        $  4,345
      Increase in taxes resulting from:
         Amortization of goodwill.................            67               67              67
         State income taxes, net of federal
           benefit................................         1,354              385             583
      Decrease in taxes resulting from:
         State investment tax credits, net of
           federal provision......................          (369)            (452)           (319)
         Reversal of state deferred taxes due to
           change in tax law, net of federal
           provision..............................            --           (1,050)             --
         Foreign sales corporation benefit........          (150)            (270)           (245)
         Other....................................           113              (87)           (214)
                                                          ------          -------         -------
                                                        $  6,691         $    712        $  4,217
                                                          ======          =======         =======

     At January 4, 1997, the Company had net operating loss carryforwards of approximately $2,451 for federal income tax purposes available to offset future taxable income. These carryforwards expire from 2001 to 2005. Additionally, the Company has available for use $1,142 of tax credit carryforwards, of which approximately $696 expire from 1999 to 2005. The remaining tax credit carryforwards have no expiration dates. The timing and use of the net operating loss carryforwards and the tax credit carryforwards are limited under federal income tax legislation.

     In November 1995, the Massachusetts legislature amended the apportionment formula for corporate income tax purposes and adopted a single sales factor formula. The effect of this new apportionment formula will be phased in over a five year period beginning in 1996. In accordance with SFAS 109, the Company has recorded the effect of this tax law change on deferred taxes as a reduction of state deferred tax liability of $1,050, net of federal taxes, as of December 30, 1995.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     The significant items comprising the domestic deferred tax asset/liability are as follows:

                                                     DECEMBER 30, 1995         JANUARY 4, 1997
                                                    --------------------     --------------------
                                                    CURRENT     LONG-TERM    CURRENT     LONG-TERM
                                                    -------     --------     -------     --------
Assets:
  Net operating loss carryforwards..............    $   259     $    889     $   259     $    599
  Tax credit carryforwards......................        773        1,660         191          951
  Receivable reserves...........................        714           --         718           --
  Other.........................................        379        1,065       1,311        1,123
                                                    -------     --------     -------     --------
     Total assets...............................    $ 2,125     $  3,614     $ 2,479     $  2,673
                                                    -------     --------     -------     --------

Liabilities:
  Property basis differences....................    $    --     $(14,332)    $    --     $(14,832)
  Inventory basis differences...................     (1,427)          --      (1,292)          --
                                                    -------     --------     -------     --------
     Total liabilities..........................    $(1,427)    $(14,332)    $(1,292)    $(14,832)
                                                    -------     --------     -------     --------
     Net assets (liabilities)...................    $   698     $(10,718)    $ 1,187     $(12,159)
                                                    =======     ========     =======     ========

     The significant items comprising the foreign deferred tax asset/liability are as follows:

                                                       DECEMBER 30, 1995            JANUARY 4, 1997
                                                     ---------------------       ---------------------
                                                     CURRENT     LONG-TERM       CURRENT     LONG-TERM
                                                     -------     ---------       -------     ---------
Assets:
  Net operating loss carryforwards.................   $  --        $ 195          $  --        $ 510

Liabilities:
  Inventory........................................   $(195)       $  --          $(506)       $  --
                                                      -----         ----          -----         ----
     Net assets (liabilities)......................   $(195)       $ 195          $(506)       $ 510
                                                      =====         ====          =====         ====

7.  COMMITMENTS AND CONTINGENCIES

  (a) Litigation and Environmental Cleanup Matters

     The Company is engaged in various claims and legal proceedings including certain routine environmental cleanup matters. In the opinion of management, the final resolution of these claims and proceedings is not expected to materially affect the accompanying consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

  (b) Leases

     The Company leases certain facilities and equipment under operating lease agreements and capital lease agreements that expire at various dates from the current year to the year 2002. As of January 4, 1997, the aggregate minimum future commitments under leases are as follows:

                                                            CAPITAL      OPERATING       TOTAL
                                                            LEASES        LEASES        LEASES
                                                           ---------     ---------     ---------
    1997.................................................   $ 2,145       $   656       $ 2,801
    1998.................................................     1,651           426         2,077
    1999.................................................     2,240           330         2,570
    2000.................................................     1,094           209         1,303
    2001.................................................     2,080           104         2,184
    Thereafter...........................................       725            --           725
                                                             ------        ------       -------
                                                            $ 9,935       $ 1,725       $11,660
                                                                           ======       =======
    Less -- Amount representing interest.................     1,899
                                                             ------
                                                            $ 8,036
    Less -- Current portion..............................     1,532
                                                             ------
                                                            $ 6,504
                                                             ======

     Rent expense for the years ended December 31, 1994, December 30, 1995, and January 4, 1997, was $1,503, $1,561, and $1,276, respectively.

  (c) Letters of Credit

     In the normal course of its business activities, the Company is required under certain contracts to provide letters of credit which may be drawn down in the event the Company fails to perform under the contracts. As of December 30, 1995 and January 4, 1997, the Company has issued or agreed to issue letters of credit totaling $639, and $472 respectively.

  (d) Employment Contract

     The Company has an employment agreement, dated as of March 12, 1993 (the Employment Agreement), with Larry A. Liebenow pursuant to which Mr. Liebenow will continue to serve as President and Chief Executive Officer of the Company on a full-time basis for the five-year period ending March 12, 1998, subject to an automatic three-year extension, unless terminated by the Company upon one year's prior notice. The Employment Agreement provides for an initial base salary of $550, subject to such annual increases as may be determined by the Board of Directors, as well as certain benefits and reimbursement of expenses. If the Employment Agreement had terminated as of January 4, 1997, Mr. Liebenow would have been entitled to receive $572 (in the event of a voluntary termination or termination for cause) or $1,725 (in the event of a termination for any other reason, and assuming the Company elected to make a lump-sum payment).

  (e) Trade Acceptance

     The Company is contingently liable to a bank for a trade acceptance of $1,440 as of January 4, 1997.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

8.  STOCK OPTIONS

     In 1993, options to purchase a total of 635,795 shares of common stock were granted to certain officers. The options vest over five years and are exercisable for ten years. The difference of $1,186 between fair market value at the grant date and the exercise price for these options is being charged to compensation expense over five years. During 1995, options to purchase 5,000 shares of common stock were granted to a director of the Company. These options vest over three years and are exercisable for ten years.

     During 1996 options to purchase 94,000 shares of common stock were granted to certain officers. These options vest over five years and are exercisable for ten years. Options for 56,400 shares were granted at $4.12 per share and 37,600 were granted at $2.06 per share. The fair market value of the common stock on the grant date was $7.00 per share. The difference of $348 between the fair market value at grant date and exercise price is being charged to compensation expense over five years. However, these options and those in the preceding paragraph vest immediately upon a change in control, as defined, of the Company. The offering contemplated by this Prospectus meets the change in control definition. Accordingly, the unamortized portion of the deferred compensation will be accelerated and recorded immediately upon the closing of this offering.

     Also during 1996, the Company adopted the 1996 stock option plan for key middle management employees. Options are granted at not less than fair market value, vest over a five year period, and are exercisable for ten years. 100,000 shares are reserved under this plan. During 1996, options for 48,000 shares were granted at $8.25 per share and options for 1,500 shares were canceled.

     During 1996, the Company recorded $261 as stock option compensation expense. The following table summarizes all option activity as of January 4, 1997:

                                                                   NUMBER OF
                                                                    SHARES        OPTION PRICE
                                                                   ---------     ---------------
    Outstanding, January 1, 1994.................................   635,795      $1.20  -  4.12
      Cancelled..................................................   (42,470)     $2.06  -  4.12
                                                                    -------      ---------------
    Outstanding, December 31, 1994...............................   593,325      $1.20  -  4.12
      Granted....................................................     5,000      $    11.00
      Exercised..................................................   (10,618)     $    4.12
                                                                    -------      ---------------
    Outstanding, December 30, 1995...............................   587,707      $1.20  -  11.00
      Granted....................................................   142,000      $2.06  -  8.25
      Cancelled..................................................    (1,500)          $8.25
                                                                    -------      ---------------
    Outstanding, January 4, 1997.................................   728,207      $1.20  -  11.00
                                                                    =======      ===============

    Exercisable, January 4, 1997.................................             351,289
                                                                             ========
    Weighted Average Option Price of Options Exercisable.........              $2.01
                                                                              ======
    Weighted Average Option Price of All Options.................              $2.60
                                                                              ======

     During 1995, the Financial Accounting Standards Board issued SFAS 123 which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation costs for those plans using the method of accounting prescribed by APB Opinion 25. Entities electing to remain with the accounting in APB Opinion 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value based method of accounting defined in SFAS 123 has been applied.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     The Company has elected to account for its stock-based compensation plans under APB Opinion 25. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would not have been materially different from the amounts reported. Because the Statement No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

     Set forth below is a summary of options granted in 1995 and 1996:

                                WEIGHTED AVERAGE                          OPTIONS       PER SHARE
                                ----------------                        -----------     FAIR VALUE
EXERCISE PRICES     OPTIONS      EXERCISE PRICE      REMAINING LIFE     EXERCISABLE     OF OPTIONS
---------------     -------     ----------------     --------------     -----------     ----------
    $2.06-$4.12      94,000          $ 3.30             10 Years               0          $ 5.95
          $8.25      46,500          $ 8.25             10 Years               0          $ 6.31
         $11.00       5,000          $11.00              9 Years           1,665          $ 6.24

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the 1995 and 1996 grants: Risk free interest rate of 6.44%, expected dividend yield at zero, expected lives of 10 years and expected volatility of 60.1%.

9.  EXPORT SALES

     Export sales from the United States to unaffiliated customers were $24,300 in 1994, $19,500 in 1995, and $30,100 in 1996.

10.  EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF AUDITOR'S REPORT

     On February 24, 1997 the Company's Board of Directors approved a new Stockholder Rights Plan. See page 44 of this Prospectus for a description of the plan.

     Also on February 24, 1997 the Company's Board of Directors approved an amendment to the President and Chief Executive Officer's employment agreement. See page 38 of this Prospectus for a description of the amendment.

[PHOTOGRAPHS OF THE COMPANY'S PRODUCTION EQUIPMENT AND OF ONE OF THE COMPANY'S FABRIC PRODUCTS BEING PRODUCED AND THE PHRASE "VERTICAL INTEGRATION--THE CORNERSTONE TO INNOVATION IN YARN AND FABRIC"]

============================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary........................     3
Risk Factors..............................     8
Use of Proceeds...........................    11
Price Range of Common Stock...............    12
Dividend Policy...........................    12
Capitalization............................    13
Selected Consolidated Financial and
  Operating Data..........................    14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    15
Business..................................    22
Management................................    33
Principal and Selling Stockholders........    42
Description of Securities.................    44
Shares Eligible for Future Sale...........    47
Underwriting..............................    48
Legal Matters.............................    50
Experts...................................    50
Additional Information....................    50
Index to Consolidated Financial
  Statements..............................   F-1

============================================================

============================================================


                                3,400,000 Shares

                                 [QUAKER LOGO]

                                  Common Stock


                            ------------------------
                                   PROSPECTUS
                            ------------------------


                       PRUDENTIAL SECURITIES INCORPORATED

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                           WHEAT FIRST BUTCHER SINGER


                                 March 18, 1997


============================================================